Oxiana
LIMITED

06015862

1 August 2006

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 July 2006 – 31 July 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

Nathan Hughes-Johnson
Assistant Company Secretary

Enc

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU
Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

Strategic Minerals Corporation N.L.
ACN 008 901 380
ABN 35 008 901 380
Level 1
460 Roberts Road
Subiaco, Western Australia 6008
P.O. Box 66
Floreat Forum WA 6014
Email: wally@stratmin.com.au
Website: www.stratmin.com.au
Telephone (08) 9388 8399
Facsimile (08) 9388 8676

Australian Stock Exchange
ASX Online
Sydney NSW
July 12, 2006

WOOLGAR GOLD PROJECT, QLD – PROGRESS REPORT

OXIANA EXPLORATION PTY LTD (OXIANA) /STRATEGIC MINERALS CORPORATION N L FARM IN/JOINT VENTURE AGREEMENT

2006 EXPLORATION AND DRILL PROGRAM

- **OXIANA has advised that the first stage of an extensive drilling program has now commenced at Woolgar.**

- **Drilling has been delayed by the failure of drill contractors to meet firm commitments however two rigs have now been secured for the 2006 program. The planned drill program comprises 10,000 – 13,000m of reverse circulation drilling and 5,000 – 6,000m of diamond drilling. The initial stage of the program through to December 2006 is budgeted at $2.3M.**

- **Additional to the planned drill programs, district scale surface exploration comprising extensive soil sampling, geological mapping and electrical geophysics is well advanced over priority structural targets. Detailed gradient array IP geophysics led to the discovery of the Camp Vein in 2006 and coverage will be extended across the Sandy Creek area,**

- **Oxiana is sole funding this work program under the terms of the Woolgar Project Farm-In /JV agreement (refer terms of Farm In ASX announcement 15th February 2006).**

Historical mining activity in the Woolgar Goldfield and discovery of the large Sandy Creek epithermal vein system has demonstrated wide spread gold mineralization throughout the area, which is currently held by Strategic under various mining titles.

With the highly successful results achieved from programs conducted over the past three years the directors are very optimistic of a successful drilling campaign this year.

SUMMARY OF THE 2006 OXIANA DRILLING CAMPAIGN AS FOLLOWS:-

SANDY CREEK AND REGIONAL

- **At Sandy Creek, a +400,000 ounce gold resource has been defined above 100m vertical depth. The new drilling will comprise significantly deeper diamond drilling to depths of 200 – 300m, targeting the relatively untested extensions of the defined near surface mineralised epithermal veins. Additional extensive shallow drilling to extend and define known shallow high grade ore shoot positions at Shanghai, Camp Vein and Hillview is also being conducted,**

- **Oxiana intends testing the Woolgar district for a large high grade epithermal vein system similar to the Pajingo – Vera Nancy deposits.The Sandy Creek epithermal vein system, located within the Woolgar project area, shares many similarities with Pajingo.**

- **A staged drill program, using one RC dedicated rig and one multipurpose rig is planned to run throughout the year. The initial stage will comprise 5000m of RC and 1500m of diamond drilling, focused on priority targets in the Sandy Creek area. RC drilling has commenced and diamond drilling is due to commence in the second half of July.**

- **Shallow reconnaissance RC drilling is also planned to test new targets along the NNE trending Woolgar Fault, which is a major control on gold mineralisation within the Historical Woolgar gold field.**

Yours faithfully,

W.A.C. Martin
Managing Director

Note: The information in this report that relates to exploration results is based on information compiled by Strategic Mineral Corporation NL's Technical Director Mr Roland Bartsch MSc. BSc. (Hons.) who is a member of the Australian Institute of Mining and Metallurgy. He has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration, and to the activity undertaken. He is qualified as a competent person as defined in the 2004 Edition of the "Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves ". He has consented to the inclusion of this information in the form and context in which it appears. The Australian Stock Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

Oxiana
LIMITED

12 July 2006

AUSTRALIAN STOCK EXCHANGE & MEDIA RELEASE

Prominent Hill Project Update

Oxiana's Prominent Hill Project in South Australia remains on track to become Australia's next major copper – gold mine.

Oxiana's Board has approved $33m of early capital works to be committed prior to the final approvals scheduled for end August. Statutory approvals of the Prominent Hill Mining Lease by South Australia's Primary Industries and Resources SA (PIRSA) are in the final stages.

Prominent Hill continues to exhibit highly competitive fundamentals – high grade, excellent metallurgical performance, standard processing technology, long life, significant upside in and around the orebody, nearby infrastructure, competitive capital and operating costs, a supportive community – and South Australia is one of the most attractive mining jurisdictions in the world.

The current strong world-wide market for copper and gold is forecast to continue for the foreseeable future.

Bankable Feasibility Study (BFS)

The BFS is on track for completion at the end of July. The study has included detailed technical, environmental, social and commercial studies, preliminary design and engineering and capital and operating cost estimates. The BFS will be presented to the Oxiana Board for final project approval at the end of August.

Prominent Hill Resource

Extensive infill drilling has been undertaken as part of the BFS and Resource modelling and estimation is now complete with final auditing in progress. This work has provided the detailed deposit information necessary to convert a significant proportion of the Resource to Measured and Indicated status (JORC 2004), for subsequent conversion to Ore Reserves. The robust characteristics of the deposit have been confirmed, with overall tonnes and grade for both the breccia hosted copper-gold Resource and gold-only Resource very similar to the Pre-Feasibility estimates (July 2005). A detailed Resource statement showing the breakdown of Resources at various confidence levels (JORC 2004) and cut-off grades has been posted on the Oxiana website, (http://www.oxiana.com.au/ReservesResources.asp).

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

Copper-Gold Resource

Mineral Resource Category (JORC 2004)	0.3% Cu cut-off Tonnes (Mt)	Cu (%)	Au (g/t)	0.5% Cu cut-off Tonnes (Mt)	Cu (%)	Au (g/t)
Measured	40.8	1.74	0.51	39.4	1.78	0.52
Indicated	34.1	1.18	0.43	28.7	1.33	0.48
Inferred	43.8	0.99	0.50	33.9	1.17	0.53
Total: Measured + Indicated + Inferred	**118.7**	**1.30**	**0.49**	**102.0**	**1.45**	**0.51**
Contained Metal		**('000 tonnes)**	**('000 ounces)**		**('000 tonnes)**	**('000 ounces)**
		1,543	**1,870**		**1,479**	**1,673**

Gold-Only Resource at 0.5g/t Au cut-off

Prominent Hill Resource - Au ≥ 0.5 g/t and Cu < 0.5%

Mineral Resource Category (JORC 2004)	Tonnes (Mt)	Cu (%)	Au (g/t)
Measured	0.2	0.30	0.63
Indicated	8.6	0.06	1.53
Inferred	13.8	0.12	1.06
Total: Measured + Indicated + Inferred	**22.5**	**0.10**	**1.24**
Contained Metal		**('000 tonnes)**	**('000 ounces)**
		-	**897**

Upside Potential

The Prominent Hill deposit remains open to the west, east and at depth. With Resource evaluation drilling for the BFS now complete, drilling to explore the full extent of the Prominent Hill copper-gold system can now commence.

In addition to drilling in the near mine (development) environment, an extensive regional exploration program is underway across Oxiana's 3,800sqkm of tenements surrounding the Prominent Hill deposit. Understanding of the Prominent Hill ore system and its associated geological, geochemical and geophysical signature has been integrated with new data to identify 12 high priority targets within a 10 kilometre radius of the deposit. These targets are now being systematically explored. The first two targets drill tested have both intersected iron-oxide copper-gold alteration systems, demonstrating the success of targeting techniques and the potential for other ore grade systems in the area.

At the Neptune anomaly, a typical IOCG alteration system is evident with a narrow interval of mineralised hematite breccia reporting 4m@2.23% Cu, 0.33g/t Au; indicating potential for the system to generate ore grade mineralisation. At the Calaban anomaly, drilling intersected two wide intervals of hematite breccia

measuring 50 metres and 150 metres respectively, with minor copper mineralisation in a typical IOCG alteration system. Both targets require extensive follow up drilling in coming months.

Mining and Processing

The ore mining rate is planned to be 8 Mt/a, and on the new Resource figures initial modelling indicates the first stage mine life has increased to 10 years. Processing will be standard grinding and flotation to produce a high grade copper gold concentrate containing around 100,000 t/a copper and 120,000 oz/a gold. The concentrate will be transported by road, rail and ship to major copper smelters in the Asia Pacific region. First commercial production is expected second half of 2008.

Development Preparation

Preparations are in place for initial pre-strip and site construction to commence immediately following final approval. A site construction village has been acquired and is being mobilised to provide accommodation for a construction work-force expected to number 250 by end 2006 and peak at 800 during 2007.

The mining contract with Thiess Pty Ltd has been agreed. The first 5 of the fleet of 240 tonne mining trucks are now moving to site ready to commence pre-stripping in September.

The Oxiana Board has approved pre-commitments of $33m up to end August when full approval is proposed. These commitments include detailed design and engineering, order of long lead time items, including the primary crusher and primary grinding mills, and some early site works.

As part of the Company's strategy of employing people from local communities, the Oxiana Pre-Employment Training Program has been launched in Coober Pedy, Port Augusta and Oodnadata. The completion of this 60 day training program provides accredited qualifications necessary to work at a mining operation and successful participants will be offered employment with Oxiana.

Regulatory Approvals and Permitting

Statutory approvals of the Prominent Hill Mining Lease by PIRSA are in the final stages. This has followed submission of detailed technical, environmental, social and infrastructure studies and extensive consultation with regulatory authorities, the local communities and other stakeholders. This process met the timetable agreed with PIRSA 15 months ago.

A deed to allow access to and mining within the Woomera restricted area has now been signed by Oxiana and the Commonwealth Government of Australia.

Other final regulatory and administrative consents are on track.

Mining Native Title Agreement

A production agreement has been reached with the Antakarinja native title claimant group and registered with the South Australian Government. The Agreement includes a range of agreed objectives for

employment, training and business opportunities and ongoing consultation, as well as a compensation agreement.

Cost Estimates and Financing

Detailed capital and operating cost estimates are now being prepared. Prominent Hill's robust fundamentals ensure that its costs will be competitive after allowing for current trends in capital and operating costs across the industry.

Project funding will be sourced from Oxiana's strong cash position and operating cash flow plus a debt component.

Schedule

Final regulatory and Board approvals are expected at the end of August. The development and construction period is expected to be some 22 months, with plant wet commissioning in mid 2008 and commercial production commencing in the second half of 2008.

Prominent Hill is a world class copper-gold development at a time of strong world-wide demand and buoyant price conditions for those metals. Oxiana looks forward to continuing to work to bring this outstanding Project to fruition for the benefit of all stakeholders.

Owen L. Hegarty
Managing Director.

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2004). He has consented to the inclusion of the material in the form and context in which it appears.

Oxiana
LIMITED

RECEIVED
2006 AUG -8 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 July 2006

AUSTRALIAN STOCK EXCHANGE RELEASE
Oxiana Limited June Quarterly Report 2006 – Explanatory Note

Golden Grove Production

As a result of analyst queries on the production and cost figures relating to the Golden Grove operation as reported in Oxiana's June Quarterly Report, the company provides the following clarifying tables. All base and precious metals will be reported as production provided there are payable terms for the metal in the concentrate in which it is contained.

	Units	March Qtr Reported	March Qtr Revised	June Qtr Reported	June Qtr Revised	Half Yr 2006 Reported	Half Yr 2006 Revised	note
Production								
Gold	oz	20,592	**18,674**	8,400	**8,388**	27,100	**27,062**	(a)
Silver	oz	929,018	929,018	445,800	**568,180**	1,181,100	**1,497,198**	(b)
Zinc	t	39,455	39,455	31,300	**31,274**	71,700	**70,729**	(c)
Copper	t	2,952	2,952	1,400	**1,357**	4,300	**4,309**	(d)
Lead	t	3,167	3,167	2,900	**2,889**	6,100	**6,056**	(e)

a) First quarter gold production included gold ounces contained in the zinc concentrate that are not payable. This was correctly reported for the June quarter (rounded) and the half year and has now been restated for the first quarter.
b) Silver ounces in the zinc concentrate were not included for the second quarter and the half year as reported. This has now been corrected for the June quarter and the half year.
c) The correctly stated zinc production for the first and second quarter(rounded) was incorrectly summed to 71,700t, rather than the correct figure of 70,729t.
d) Actual production (unrounded) is reported
e) Actual production (unrounded) is reported

Golden Grove Costs

For the cost of production table all unit operating costs, realization charges, by- and co-product credits and royalties are aligned to zinc produced. This results in the following clarifying table.

All USc/ lb	March Qtr Reported	March Qtr revised	June Qtr 2006	Half Year 2006
Zinc Production (t)	39,455	39,455	31,300	**70,755**
Operating costs	28	28	33	30
Realization	26	**41**	42	41
By-product credits (net)	(36)	(36)	(41)	(38)
Royalties	3	**6**	**6**	6
Total Cash Cost	21	**39**	**40**	39

The March quarterly report included actual realization and royalty costs, based on sales volume rather than production volume.

Sepon Gold Production

Production for the first and second quarters was incorrectly summed to 79,895oz as reported in the June Quarterly Report for the half year, rather than the correct figure which is 81,365oz.

Owen L. Hegarty
Managing Director.

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU
Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

MINOTAUR EXPLORATION LTD

247 Greenhill Road, Dulwich 5065, South Australia
Tel: +61 8 8366 6000 Fax: +61 8 8366 6001
Website www.minotaurexploration.com.au
Email admin@minotaurexploration.com.au
A.C.N. 108 483 601

MINOTAUR

27 July 2006

ASX Release

Oxiana to Sole Fund Drilling of Four Copper - Gold Targets

The Company is pleased to announce that under its exploration alliance with Oxiana Limited (Oxiana), Oxiana have elected to sole fund the drilling of four iron oxide copper gold (IOCG) targets on the Gawler Craton and the Cloncurry district (Figure 1).

The targets comprise:

- Cormorant Prospect, EPM 8608, Cloncurry District
- Bulgunnia A2 Target, EL 3045, Gawler Craton
- Bulgunnia Bore 17 Target, EL 3045, Gawler Craton
- Nonning Target, EL 3535, Gawler Craton

Drilling is expected to commence at the Cormorant Prospect in late August, progressively shifting to the other targets, and involve 7 RC/DDH holes for approximately 1800 metres.

Background

The Exploration Alliance between the Company and Oxiana covers greenfield exploration for copper/gold in a number of areas of interest. When a prospect is identified by the Company, Oxiana may elect to sole fund the drill testing of the target.

Two of the tenements are under farm-in agreements with third parties, and the participation of Oxiana is subject to their approval including the completion of a deed agreeing to the terms and conditions of the existing agreements.

EPM 8608

The Company has farmed in to EPM 8608, held by BHP Billiton Minerals Pty Ltd, where it is initially earning a 51% interest by expending $0.5 million. Subject to final

agreement with BHP Billiton, Oxiana may earn 75% of the Company's interest by funding the Company to decision to mine.

EL 3045

The Company and BHP Billiton Minerals Pty Ltd are joint farminees to EL 3045 where they have together earned a 51% interest from Dominion Mining Limited and Resolute Resources Limited. and are now proceeding to earn a combined interest of 80%. As part of this Stage 2 farm-in, BHP Billiton has elected to be a non-contributing diluting partner so that equity interests at the end of Stage 2 will be Minotaur 59.2%, BHP Billiton 20.8%, Dominion 15%, Resolute 5%. Subject to final agreement with BHP Billiton, Oxiana may earn 75% of the Company's equity by funding it to decision to mine.

EL 3535

The Company holds a 100% interest in Nonning, EL 3535. Oxiana has the right to earn 75% in the project through expenditure of $4m.



Cormorant Prospect
EPM 8608
Bulgunnia Prospects
EL 3045
Nonning Prospect
EL 3535

Figure 1 Location of drill targets

For further information contact Derek Carter (Managing Director) or Tony Belperio (Chief Geologist) on 08 8366-6000.

RECEIVED

2006 AUG -8 P 2:00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Merrill Lynch

Merrill Lynch (Australia) Pty Limited
A.C.N. 000 890 451
Level 38, Governor Phillip Tower
1 Farrer Place
Sydney New South Wales 2000
Australia

FASCIMILE TRANSMISSION SHEET

To:	ASX Company Announcements		
At:	ASX Ltd		
Fax:	1 900 999 279	Phone:	
From:	James Indge, Compliance Officer		
At:	Office of General Counsel		
Phone:	(02) 9225 6509	Date:	21 July 2006

No of Pages 19

To Follow

FORM 604 – NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER IN OXIANA LTD

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Oxiana Limited

ACN/ARSN: 005 482 824

1. Details of substantial holder(1)

Name: Merrill Lynch & Co Inc

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 14/7/2006

The previous notice was given to the company on: 22/2/2006

The previous notice was dated: 22/2/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	151,860,498	11.07%	172,554,847	12.50%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Appendix 1					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Appendix 2					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Appendix 3	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Appendix 4	

Signature

print name JAMES INDGE capacity COMPLIANCE OFFICER

sign here J D Indge date 21 / 07 / 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604 - Merrill Lynch as Substantial Holder of Oxiana Ltd

Appendix 1 - [item 3]

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
14 Jul 2006	Merrill Lynch International	• Market transactions • Stock Borrowed and Loaned and Collateral Received	See Appendix 1a	Ordinary shares + 2,207,046	+ 0.16%
14 Jul 2006	Merrill Lynch Australia Futures Ltd	• Market transactions	See Appendix 1a	Ordinary shares +24,645	+0.00%
14 Jul 2006	Merrill Lynch Investment Managers Group	• Market transactions	See Appendix 1a	Ordinary share + 22,876,750	+ 1.66%

Appendix 2 - [item 4]

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Merrill Lynch & Co Inc	Deemed interest from its associates	N/A	Beneficial owner (deemed interests from its associates)	Ordinary shares 172,554,847	12.50%
Merrill Lynch International	Merrill Lynch International	Merrill Lynch International	Beneficial owner	Ordinary shares 22,410,445	1.62%
Merrill Lynch Australia Futures Ltd	Merrill Lynch Australia Futures Ltd	Merrill Lynch Australia Futures Ltd	Beneficial owner	Ordinary shares 24,645	0.00%
Merrill Lynch Investment Managers Group	Various custodians	N/A	Beneficial owner (deemed interests from its associates)	Ordinary shares 150,119,757	10.88%

Appendix 3 - [item 5]

Name and ACN/ARSN (if applicable)	Nature of association
Merrill Lynch & Co Inc	Ultimate holding company
Merrill Lynch International	Subsidiary of Merrill Lynch & Co
Merrill Lynch Australia Futures Ltd	Subsidiary of Merrill Lynch & Co
Merrill Lynch Investment Managers Group	Subsidiary of Merrill Lynch & Co

Appendix 4 - [item 6]

Name	Address
Merrill Lynch & Co Inc	4 World Financial Center, North Tower, 250 Vessey Street, New York, New York 10281
Merrill Lynch International	Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ
Merrill Lynch Australia Futures Ltd	Level 38, Governor Philip Tower, 1 Farrer Place, Sydney 2000
Merrill Lynch Investment Managers Group	4 World Financial Center, North Tower, 250 Vessey Street, New York, New York 10281

Transaction Histroy
Period: 15 Feb 2006 - 14 Jul 2006

Appendix 1a

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
Stock Loans - Merrill Lynch International					
				brought forward	18,181,221
13-Feb-06	Borrow	10,951,500.00	3.13	3,500,000	21,681,221
16-Feb-06	Return of Previous Borrow	992,250.00	1.98	(500,000)	21,181,221
16-Feb-06	Return of Previous Borrow	595,350.00	1.98	(300,000)	20,881,221
21-Feb-06	Return of Previous Borrow	18,500.00	1.85	(10,000)	20,871,221
1-Mar-06	Borrow	82,908.00	3.95	21,000	20,892,221
3-Mar-06	Borrow	4,252,500.00	2.84	1,500,000	22,392,221
7-Mar-06	Return of Previous Borrow	1,364,160.00	2.13	(640,000)	21,752,221
7-Mar-06	Return of Previous Borrow	106,575.00	2.13	(50,000)	21,702,221
7-Mar-06	Return of Previous Borrow	490,245.00	2.13	(230,000)	21,472,221
7-Mar-06	Return of Previous Borrow	418,950.00	2.09	(200,000)	21,272,221
7-Mar-06	Return of Previous Borrow	852,600.00	2.13	(400,000)	20,872,221
8-Mar-06	Borrow	3,780,000.00	2.10	1,800,000	22,672,221
15-Mar-06	Return of Previous Borrow	321,600.00	2.01	(160,000)	22,512,221
22-Mar-06	Return of Previous Borrow	1,304,100.00	2.17	(600,000)	21,912,221
22-Mar-06	Return of Previous Borrow	289,800.00	2.07	(140,000)	21,772,221
24-Mar-06	Borrow	98,700.00	3.95	25,000	21,797,221
27-Mar-06	Borrow	2,601,900.00	3.72	700,000	22,497,221
29-Mar-06	Return of Previous Borrow	743,400.00	2.48	(300,000)	22,197,221
29-Mar-06	Return of Previous Borrow	496,926.31	2.36	(210,562)	21,986,659
3-Apr-06	Borrow	1,509,625.00	3.25	464,500	22,451,159
4-Apr-06	Borrow	3,717,000.00	3.72	1,000,000	23,451,159
5-Apr-06	Return	3,780,000.00	2.10	(1,800,000)	21,651,159
7-Apr-06	Borrow	167,585.00	2.77	60,500	21,711,659
10-Apr-06	Return of Previous Borrow	54,015.00	2.77	(19,500)	21,692,159
10-Apr-06	Return of Previous Borrow	167,585.00	2.77	(60,500)	21,631,659
10-Apr-06	Return	132,843.66	2.77	(47,958)	21,583,701
10-Apr-06	Return	167,585.00	2.77	(60,500)	21,523,201
10-Apr-06	Borrow	19,740.00	3.95	5,000	21,528,201
11-Apr-06	Return of Previous Borrow	1,250,655.00	2.91	(430,000)	21,098,201
11-Apr-06	Return of Previous Borrow	436,275.00	2.91	(150,000)	20,948,201
11-Apr-06	Borrow	473,515.25	3.25	145,697	21,093,898
11-Apr-06	Return of Previous Borrow	1,191,100.00	2.77	(430,000)	20,663,898
12-Apr-06	Borrow	1,626,576.00	3.95	412,000	21,075,898
12-Apr-06	Borrow	1,466,300.00	3.41	430,000	21,505,898
12-Apr-06	Borrow	29,792.75	3.25	9,167	21,515,065
13-Apr-06	Return of Previous Borrow	3,635,625.00	2.91	(1,250,000)	20,265,065
20-Apr-06	Borrow	1,174,572.00	3.72	316,000	20,581,065
25-Apr-06	Return of Previous Borrow	10,842,526.00	3.25	(3,336,162)	17,244,903
25-Apr-06	Return	1,353,761.50	3.25	(416,542)	16,828,361
25-Apr-06	Return	473,515.25	3.25	(145,697)	16,682,664
25-Apr-06	Return	29,792.75	3.25	(9,167)	16,673,497
25-Apr-06	Borrow	12,347,915.00	3.16	3,907,568	20,581,065
26-Apr-06	Borrow	3,291,332.00	3.41	965,200	21,546,265
27-Apr-06	Borrow	194,700.00	3.54	55,000	21,601,265
28-Apr-06	Return of Previous Borrow	170,625.00	3.41	(50,000)	21,551,265
28-Apr-06	Borrow	74,340.00	3.72	20,000	21,571,265
28-Apr-06	Borrow	90,818.40	3.16	28,740	21,600,005
28-Apr-06	Borrow	1,919.06	2.86	671	21,600,676
28-Apr-06	Borrow	1,845.25	2.75	671	21,601,347
1-May-06	Borrow	531,960.00	3.41	156,000	21,757,347
2-May-06	Return	1,466,300.00	3.41	(430,000)	21,327,347
2-May-06	Return	3,291,332.00	3.41	(965,200)	20,362,147
2-May-06	Return	531,960.00	3.41	(156,000)	20,206,147
2-May-06	Borrow	152,397.00	3.72	41,000	20,247,147
2-May-06	Borrow	552,240.00	3.54	156,000	20,403,147
2-May-06	Borrow	194,700.00	3.54	55,000	20,458,147
2-May-06	Borrow	4,901,792.00	3.16	1,551,200	22,009,347
3-May-06	Borrow	1,133,685.00	3.72	305,000	22,314,347
3-May-06	Borrow	194,700.00	3.54	55,000	22,369,347
4-May-06	Borrow	315,945.00	3.72	85,000	22,454,347
4-May-06	Borrow	219,030.00	3.13	70,000	22,524,347

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
5-May-06	Borrow	118,944.00	3.72	32,000	22,556,347
9-May-06	Return	194,700.00	3.54	(55,000)	22,501,347
9-May-06	Return	194,700.00	3.54	(55,000)	22,446,347
9-May-06	Borrow	342,563.84	3.68	93,088	22,539,435
9-May-06	Borrow	4,398,205.50	2.93	1,501,094	24,040,529
9-May-06	Borrow	4,583,250.00	3.06	1,500,000	25,540,529
9-May-06	Borrow	389,400.00	3.54	110,000	25,650,529
10-May-06	Return of Previous Borrow	557,550.00	3.72	(150,000)	25,500,529
10-May-06	Return	1,115,100.00	3.72	(300,000)	25,200,529
10-May-06	Return	1,174,572.00	3.72	(316,000)	24,884,529
10-May-06	Return	74,340.00	3.72	(20,000)	24,864,529
10-May-06	Return	152,397.00	3.72	(41,000)	24,823,529
10-May-06	Return	1,133,685.00	3.72	(305,000)	24,518,529
10-May-06	Return	315,945.00	3.72	(85,000)	24,433,529
10-May-06	Return	118,944.00	3.72	(32,000)	24,401,529
10-May-06	Borrow	8,636,250.00	3.45	2,500,000	26,901,529
10-May-06	Return of Previous Borrow	2,800,140.00	3.54	(791,000)	26,110,529
11-May-06	Return of Previous Borrow	371,700.00	3.72	(100,000)	26,010,529
11-May-06	Borrow	78,960.00	3.95	20,000	26,030,529
12-May-06	Return	552,240.00	3.54	(156,000)	25,874,529
12-May-06	Return	194,700.00	3.54	(55,000)	25,819,529
12-May-06	Return	342,563.84	3.68	(93,088)	25,726,441
12-May-06	Return	74,340.00	3.54	(21,000)	25,705,441
12-May-06	Return	389,400.00	3.54	(110,000)	25,595,441
15-May-06	Return of Previous Borrow	3,717,000.00	3.72	(1,000,000)	24,595,441
15-May-06	Return	2,601,900.00	3.72	(700,000)	23,895,441
15-May-06	Return	3,717,000.00	3.72	(1,000,000)	22,895,441
15-May-06	Borrow	8,636,250.00	3.45	2,500,000	25,395,441
16-May-06	Return of Previous Borrow	256,620.00	3.95	(65,000)	25,330,441
16-May-06	Return	82,908.00	3.95	(21,000)	25,309,441
16-May-06	Return	98,700.00	3.95	(25,000)	25,284,441
16-May-06	Return	19,740.00	3.95	(5,000)	25,279,441
16-May-06	Return	1,626,576.00	3.95	(412,000)	24,867,441
16-May-06	Return	78,960.00	3.95	(20,000)	24,847,441
18-May-06	Borrow	794,766.00	3.13	254,000	25,101,441
19-May-06	Borrow	16,441,425.00	3.46	4,745,000	29,846,441
22-May-06	Return of Previous Borrow	1,579,200.00	3.95	(400,000)	29,446,441
22-May-06	Return of Previous Borrow	1,184,400.00	3.95	(300,000)	29,146,441
22-May-06	Return of Previous Borrow	1,322,580.00	3.95	(335,000)	28,811,441
22-May-06	Return of Previous Borrow	4,935,000.00	3.95	(1,250,000)	27,561,441
23-May-06	Return of Previous Borrow	719,670.00	3.13	(230,000)	27,331,441
23-May-06	Return	10,951,500.00	3.13	(3,500,000)	23,831,441
23-May-06	Return	794,766.00	3.13	(254,000)	23,577,441
24-May-06	Return of Previous Borrow	2,972,550.00	3.13	(950,000)	22,627,441
24-May-06	Return	219,030.00	3.13	(70,000)	22,557,441
25-May-06	Borrow	3,076,500.00	3.08	1,000,000	23,557,441
26-May-06	Return of Previous Borrow	1,470,630.00	3.13	(470,000)	23,087,441
29-May-06	Return	0.00	0.00	(800,000)	22,287,441
29-May-06	Return	3,809,000.00	2.93	(1,300,000)	20,987,441
30-May-06	Return of Previous Borrow	5,860,000.00	2.93	(2,000,000)	18,987,441
30-May-06	Return	4,398,205.50	2.93	(1,501,094)	17,486,347
30-May-06	Borrow	1,454,985.00	3.26	447,000	17,933,347
30-May-06	Borrow	11,063,457.00	3.16	3,501,094	21,434,441
31-May-06	Return of Previous Borrow	728,289.56	2.93	(248,563)	21,185,878
2-Jun-06	Return	922,950.00	3.08	(300,000)	20,885,878
5-Jun-06	Borrow	310,000.00	3.10	100,000	20,985,878
5-Jun-06	Return	310,000.00	3.10	(100,000)	20,885,878
5-Jun-06	Borrow	270,000.00	2.70	100,000	20,985,878
6-Jun-06	Return	2,115,750.00	3.26	(650,000)	20,335,878
6-Jun-06	Return	1,454,985.00	3.26	(447,000)	19,888,878
6-Jun-06	Borrow	319,000.00	3.19	100,000	19,988,878
6-Jun-06	Return	319,000.00	3.19	(100,000)	19,888,878
6-Jun-06	Borrow	316,000.00	3.16	100,000	19,988,878
7-Jun-06	Borrow	115,889.48	3.02	38,374	20,027,252
7-Jun-06	Return	115,889.48	3.02	(38,374)	19,988,878
7-Jun-06	Borrow	103,609.80	2.70	38,374	20,027,252

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
13-Jun-06	Return	270,000.00	2.70	(100,000)	19,927,252
13-Jun-06	Return	103,609.80	2.70	(38,374)	19,888,878
13-Jun-06	Borrow	437,261.84	3.16	138,374	20,027,252
14-Jun-06	Return	708,750.00	2.84	(250,000)	19,777,252
14-Jun-06	Return	2,835,000.00	2.84	(1,000,000)	18,777,252
15-Jun-06	Borrow	61,320.00	3.07	20,000	18,797,252
16-Jun-06	Borrow	7,297,290.00	3.46	2,106,000	20,903,252
16-Jun-06	Return of Previous Borrow	486,000.00	2.70	(180,000)	20,723,252
19-Jun-06	Return	61,320.00	3.07	(20,000)	20,703,252
19-Jun-06	Return	4,599,000.00	3.07	(1,500,000)	19,203,252
19-Jun-06	Borrow	227,727.88	2.92	77,989	19,281,241
19-Jun-06	Borrow	226,947.98	2.91	77,989	19,359,230
20-Jun-06	Return	227,727.88	2.92	(77,989)	19,281,241
20-Jun-06	Borrow	225,600.00	2.82	80,000	19,361,241
20-Jun-06	Return	225,600.00	2.82	(80,000)	19,281,241
20-Jun-06	Borrow	232,800.00	2.91	80,000	19,361,241
23-Jun-06	Borrow	897,000.00	2.99	300,000	19,661,241
23-Jun-06	Borrow	948,000.00	3.16	300,000	19,961,241
26-Jun-06	Return	897,000.00	2.99	(300,000)	19,661,241
27-Jun-06	Return	226,947.98	2.91	(77,989)	19,583,252
27-Jun-06	Return	232,800.00	2.91	(80,000)	19,503,252
27-Jun-06	Borrow	499,245.25	3.16	157,989	19,661,241
27-Jun-06	Borrow	1,185,050.00	2.50	474,020	20,135,261
30-Jun-06	Return	1,527,750.00	3.06	(500,000)	19,635,261
30-Jun-06	Borrow	2,784,000.00	3.48	800,000	20,435,261
30-Jun-06	Return	167,172.75	2.25	(74,299)	20,360,962
3-Jul-06	Return	360,000.00	2.25	(160,000)	20,200,962
4-Jul-06	Return	316,000.00	3.16	(100,000)	20,100,962
4-Jul-06	Return	948,000.00	3.16	(300,000)	19,800,962
4-Jul-06	Return of Previous Borrow	2,010,736.50	3.16	(636,309)	19,164,653
4-Jul-06	Return of Previous Borrow	20,138,178.00	3.16	(6,372,841)	12,791,812
4-Jul-06	Return of Previous Borrow	316,000.00	3.16	(100,000)	12,691,812
4-Jul-06	Return	12,347,915.00	3.16	(3,907,568)	8,784,244
4-Jul-06	Return	24,458.40	3.16	(7,740)	8,776,504
4-Jul-06	Return	793,792.00	3.16	(251,200)	8,525,304
4-Jul-06	Return	11,063,457.00	3.16	(3,501,094)	5,024,210
4-Jul-06	Return	437,261.84	3.16	(138,374)	4,885,836
4-Jul-06	Return	499,245.25	3.16	(157,989)	4,727,847
4-Jul-06	Borrow	35,734,152.00	3.29	10,861,444	15,589,291
4-Jul-06	Borrow	14,843,398.00	3.29	4,511,671	20,100,962
6-Jul-06	Borrow	280,665.00	3.46	81,000	20,181,962
6-Jul-06	Borrow	914,725.50	3.25	281,454	20,463,416
6-Jul-06	Borrow	925,983.69	3.29	281,454	20,744,870
7-Jul-06	Return	914,725.50	3.25	(281,454)	20,463,416
10-Jul-06	Return	866,250.00	3.46	(250,000)	20,213,416
10-Jul-06	Return	280,665.00	3.46	(81,000)	20,132,416
12-Jul-06	Return	185,027.70	3.30	(56,069)	20,076,347
14-Jul-06	Borrow	362,250.00	3.62	100,000	20,176,347
				brought forward.	19,710,692
13-Feb-06	Return of Previous Loan	2,795,618.50	1.40	2,000,000	21,710,692
13-Feb-06	Return of Previous Loan	1,397,809.25	1.40	1,000,000	22,710,692
13-Feb-06	Return of Previous Loan	13,978.09	1.40	10,000	22,720,692
14-Feb-06	Loan	2,948,400.00	2.46	(1,200,000)	21,520,692
15-Feb-06	Loan	184,000.00	1.84	(100,000)	21,420,692
16-Feb-06	Return	184,000.00	1.84	100,000	21,520,692
21-Feb-06	Return of Previous Loan	18,500.00	1.85	10,000	21,530,692
22-Feb-06	Loan	5,462,742.00	2.48	(2,200,000)	19,330,692
23-Feb-06	Return of Previous Loan	3,566,135.75	1.40	2,540,000	21,870,692
23-Feb-06	Return of Previous Loan	2,386,783.75	1.40	1,700,000	23,570,692
23-Feb-06	Return of Previous Loan	5,685,750.00	1.40	4,049,707	27,620,399
23-Feb-06	Loan	13,524,818.00	1.63	(8,289,707)	19,330,692
27-Feb-06	Return of Previous Loan	9,580.96	2.00	4,790	19,335,482
28-Feb-06	Loan	21,670.00	1.97	(11,000)	19,324,482
1-Mar-06	Return	21,670.00	1.97	11,000	19,335,482
3-Mar-06	Return of Previous Loan	1,357,511.25	1.52	895,500	20,230,982

Oxiana Ltd

Trade Date	Transaction	Loan Value/ Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
6-Mar-06	Return	303,185.09	1.52	200,000	20,430,982
7-Mar-06	Loan	44,100.00	2.20	(20,000)	20,410,982
8-Mar-06	Return	733,162.50	2.09	350,000	20,760,982
8-Mar-06	Loan	1,411,968.00	1.56	(905,000)	19,855,982
8-Mar-06	Loan	1,810,877.00	2.00	(905,000)	18,950,982
8-Mar-06	Loan	468,055.69	1.56	(300,000)	18,650,982
10-Mar-06	Loan	213,150.00	2.13	(100,000)	18,550,982
14-Mar-06	Return	213,150.00	2.13	100,000	18,650,982
15-Mar-06	Return	43,627.50	2.18	20,000	18,670,982
15-Mar-06	Return of Previous Loan	321,600.00	2.01	160,000	18,830,982
15-Mar-06	Return	243,622.17	1.52	160,000	18,990,982
16-Mar-06	Return	1,411,968.00	1.56	905,000	19,895,982
16-Mar-06	Return	468,055.69	1.56	300,000	20,195,982
16-Mar-06	Loan	1,965,980.88	1.63	(1,205,000)	18,990,982
17-Mar-06	Return of Previous Loan	1,072,121.00	2.13	502,989	19,493,971
20-Mar-06	Return of Previous Loan	253,367.14	2.13	118,868	19,612,839
20-Mar-06	Return of Previous Loan	155,691.16	2.13	73,043	19,685,882
20-Mar-06	Return of Previous Loan	91,569.24	2.13	42,960	19,728,842
20-Mar-06	Return of Previous Loan	571,493.50	2.13	268,118	19,996,960
20-Mar-06	Return	136,782.16	1.52	90,000	20,086,960
21-Mar-06	Return of Previous Loan	10,375.38	2.38	4,353	20,091,313
21-Mar-06	Return	532,875.00	2.13	250,000	20,341,313
22-Mar-06	Loan	854,167.88	2.34	(365,029)	19,976,284
22-Mar-06	Return of Previous Loan	284,200.00	2.03	140,000	20,116,284
23-Mar-06	Loan	313,606.81	2.34	(134,020)	19,982,264
23-Mar-06	Loan	1,680,946.00	3.65	(460,029)	19,522,235
23-Mar-06	Return	12,937,471.00	1.63	7,929,707	27,451,942
23-Mar-06	Return	1,965,980.88	1.63	1,205,000	28,656,942
23-Mar-06	Loan	18,278,266.00	2.00	(9,134,707)	19,522,235
23-Mar-06	Loan	800,387.63	2.00	(400,000)	19,122,235
24-Mar-06	Loan	600,290.75	2.00	(300,000)	18,822,235
24-Mar-06	Loan	60,029.07	2.00	(30,000)	18,792,235
27-Mar-06	Loan	156,975.84	3.65	(42,960)	18,749,275
27-Mar-06	Loan	132,864.34	2.00	(66,400)	18,682,875
27-Mar-06	Loan	386,263.06	2.00	(193,038)	18,489,837
28-Mar-06	Return	854,167.88	2.34	365,029	18,854,866
29-Mar-06	Return of Previous Loan	681,065.69	2.46	277,194	19,132,060
29-Mar-06	Return	1,474,200.00	2.46	600,000	19,732,060
29-Mar-06	Return	173,206.80	2.34	74,020	19,806,080
29-Mar-06	Loan	249,000.00	2.49	(100,000)	19,706,080
29-Mar-06	Loan	5,405,172.00	3.21	(1,682,282)	18,023,798
29-Mar-06	Loan	1,566,707.00	3.21	(487,615)	17,536,183
29-Mar-06	Return of Previous Loan	492,715.09	2.34	210,562	17,746,745
30-Mar-06	Return of Previous Loan	105,552.72	2.46	42,960	17,789,705
30-Mar-06	Return	140,400.00	2.34	60,000	17,849,705
31-Mar-06	Return	249,000.00	2.49	100,000	17,949,705
31-Mar-06	Loan	1,779,050.38	2.22	(800,000)	17,149,705
3-Apr-06	Return of Previous Loan	273,000.00	2.73	100,000	17,249,705
3-Apr-06	Return of Previous Loan	496,395.09	2.46	202,033	17,451,738
3-Apr-06	Return of Previous Loan	1,749,730.75	2.73	640,927	18,092,665
3-Apr-06	Loan	1,570,010.00	3.38	(464,500)	17,628,165
4-Apr-06	Loan	394,754.16	2.87	(137,545)	17,490,620
5-Apr-06	Return of Previous Loan	23,376.99	2.73	8,563	17,499,183
5-Apr-06	Return of Previous Loan	249,623.02	2.73	91,437	17,590,620
5-Apr-06	Return of Previous Loan	2,184,000.00	2.73	800,000	18,390,620
5-Apr-06	Loan	457,600.00	2.86	(160,000)	18,230,620
5-Apr-06	Return	286,000.00	2.86	100,000	18,330,620
5-Apr-06	Loan	122,815.00	2.03	(60,500)	18,270,120
6-Apr-06	Return	280,000.00	2.80	100,000	18,370,120
6-Apr-06	Return	171,600.00	2.86	60,000	18,430,120
6-Apr-06	Loan	156,975.84	3.65	(42,960)	18,387,160
6-Apr-06	Return of Previous Loan	1,973,897.38	1.97	1,000,000	19,387,160
6-Apr-06	Return of Previous Loan	1,973,897.38	1.97	1,000,000	20,387,160
7-Apr-06	Loan	2,454,854.50	2.87	(855,350)	19,531,810
7-Apr-06	Loan	173,635.00	2.87	(60,500)	19,471,310
10-Apr-06	Return of Previous Loan	55,965.00	2.87	19,500	19,490,810

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
10-Apr-06	Return of Previous Loan	173,635.00	2.87	60,500	19,551,310
10-Apr-06	Return	137,639.45	2.87	47,958	19,599,268
10-Apr-06	Return	122,815.00	2.03	60,500	19,659,768
10-Apr-06	Return	173,635.00	2.87	60,500	19,720,268
10-Apr-06	Loan	190,138.06	2.64	(72,042)	19,648,226
11-Apr-06	Return of Previous Loan	1,221,200.00	2.84	430,000	20,078,226
11-Apr-06	Loan	2,923,200.00	3.65	(800,000)	19,278,226
11-Apr-06	Loan	365,400.00	3.65	(100,000)	19,178,226
11-Apr-06	Loan	492,455.88	3.38	(145,697)	19,032,529
11-Apr-06	Return of Previous Loan	1,234,100.00	2.87	430,000	19,462,529
11-Apr-06	Loan	384,533.28	2.64	(145,697)	19,316,832
12-Apr-06	Return	2,324,700.00	2.87	810,000	20,126,832
12-Apr-06	Loan	1,530,800.00	3.56	(430,000)	19,696,832
12-Apr-06	Loan	1,250,111.88	2.91	(430,000)	19,266,832
12-Apr-06	Loan	30,984.46	3.38	(9,167)	19,257,665
12-Apr-06	Loan	24,194.16	2.64	(9,167)	19,248,498
13-Apr-06	Return	107,754.15	2.87	37,545	19,286,043
13-Apr-06	Return	130,154.50	2.87	45,350	19,331,393
13-Apr-06	Loan	536,425.88	2.73	(196,493)	19,134,900
13-Apr-06	Return	1,630,789.88	2.00	815,000	19,949,900
13-Apr-06	Return	18,278,266.00	2.00	9,134,707	29,084,607
13-Apr-06	Return	800,387.63	2.00	400,000	29,484,607
13-Apr-06	Return	600,290.75	2.00	300,000	29,784,607
13-Apr-06	Return	60,029.07	2.00	30,000	29,814,607
13-Apr-06	Return	132,864.34	2.00	66,400	29,881,007
13-Apr-06	Return	386,263.06	2.00	193,038	30,074,045
13-Apr-06	Loan	28,994,312.00	2.89	(10,027,745)	20,046,300
13-Apr-06	Loan	2,635,230.25	2.89	(911,400)	19,134,900
18-Apr-06	Return	536,425.88	2.73	196,493	19,331,393
21-Apr-06	Return of Previous Loan	532,979.81	2.87	185,934	19,517,327
21-Apr-06	Return of Previous Loan	986,709.50	2.87	344,221	19,861,548
21-Apr-06	Return of Previous Loan	1,183,560.63	2.87	412,894	20,274,442
21-Apr-06	Return of Previous Loan	1,109,639.38	2.87	387,106	20,661,548
24-Apr-06	Loan	2,226,217.50	3.25	(684,990)	19,976,558
25-Apr-06	Return of Previous Loan	11,276,228.00	3.38	3,336,162	23,312,720
25-Apr-06	Return	1,407,912.00	3.38	416,542	23,729,262
25-Apr-06	Return	492,455.88	3.38	145,697	23,874,959
25-Apr-06	Return	30,984.46	3.38	9,167	23,884,126
25-Apr-06	Loan	11,761,780.00	3.01	(3,907,568)	19,976,558
25-Apr-06	Loan	2,638,360.00	2.73	(965,200)	19,011,358
26-Apr-06	Return	2,096,217.50	3.25	644,990	19,656,348
26-Apr-06	Loan	712,000.00	3.56	(200,000)	19,456,348
26-Apr-06	Loan	3,436,112.00	3.56	(965,200)	18,491,148
26-Apr-06	Loan	188,650.00	3.43	(55,000)	18,436,148
27-Apr-06	Return	130,000.00	3.25	40,000	18,476,148
27-Apr-06	Loan	658,240.00	3.74	(176,000)	18,300,148
27-Apr-06	Loan	188,650.00	3.43	(55,000)	18,245,148
28-Apr-06	Return	712,000.00	3.56	200,000	18,445,148
28-Apr-06	Loan	390,220.00	3.58	(109,000)	18,336,148
28-Apr-06	Loan	535,080.00	3.43	(156,000)	18,180,148
28-Apr-06	Loan	76,177.06	2.89	(26,346)	18,153,802
28-Apr-06	Loan	6,922.03	2.89	(2,394)	18,151,408
28-Apr-06	Loan	86,507.40	3.01	(28,740)	18,122,668
28-Apr-06	Loan	1,919.06	2.86	(671)	18,121,997
1-May-06	Return	390,220.00	3.58	109,000	18,230,997
1-May-06	Loan	531,960.00	3.41	(156,000)	18,074,997
1-May-06	Loan	535,080.00	3.43	(156,000)	17,918,997
2-May-06	Return	23,567.78	3.68	6,413	17,925,410
2-May-06	Return	1,530,800.00	3.56	430,000	18,355,410
2-May-06	Return	3,436,112.00	3.56	965,200	19,320,610
2-May-06	Return	531,960.00	3.41	156,000	19,476,610
2-May-06	Loan	58,310.00	3.43	(17,000)	19,459,610
2-May-06	Loan	583,440.00	3.74	(156,000)	19,303,610
2-May-06	Loan	188,650.00	3.43	(55,000)	19,248,610
2-May-06	Loan	188,650.00	3.43	(55,000)	19,193,610
2-May-06	Loan	4,669,112.00	3.01	(1,551,200)	17,642,410

Oxiana Ltd

Trade Date	Transaction	Loan Value Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
3-May-06	Loan	161,150.00	2.93	(55,000)	17,587,410
3-May-06	Loan	205,700.00	3.74	(55,000)	17,532,410
4-May-06	Return	448,560.00	3.56	126,000	17,658,410
4-May-06	Loan	789,140.00	3.74	(211,000)	17,447,410
4-May-06	Loan	228,140.00	3.74	(61:000)	17,386,410
5-May-06	Return	188,650.00	3.43	55,000	17,441,410
5-May-06	Return	535,080.00	3.43	156,000	17,597,410
5-May-06	Return	535,080.00	3.43	156,000	17,753,410
5-May-06	Return	188,650.00	3.43	55,000	17,808,410
5-May-06	Return	190,138.06	2.64	72,042	17,880,452
5-May-06	Return	384,533.28	2.64	145,697	18,026,149
5-May-06	Return	24,194.16	2.64	9,167	18,035,316
5-May-06	Return	2,638,360.00	2.73	965,200	19,000,516
5-May-06	Loan	4,966,129.00	2.48	(2,000,000)	17,000,516
8-May-06	Return	58,310.00	3.43	17,000	17,017,516
8-May-06	Loan	1,770.00	3.54	(500)	17,017,016
8-May-06	Loan	438,000.00	2.92	(150,000)	16,867,016
8-May-06	Loan	211,501.94	2.27	(93,088)	16,773,928
9-May-06	Return	83,888.57	3.93	21,362	16,795,290
9-May-06	Return	188,650.00	3.43	55,000	16,850,290
9-May-06	Return	188,650.00	3.43	55,000	16,905,290
9-May-06	Return	113,190.00	3.43	33,000	16,938,290
9-May-06	Return	1,770.00	3.54	500	16,938,790
9-May-06	Loan	348,149.13	3.74	(93,088)	16,845,702
9-May-06	Loan	4,398,205.50	2.93	(1,501,094)	15,344,608
9-May-06	Loan	411,400.00	3.74	(110,000)	15,234,608
10-May-06	Return	1,715.00	3.43	500	15,235,108
10-May-06	Return	56,595.00	3.43	16,500	15,251,608
10-May-06	Loan	178,500.00	3.57	(50,000)	15,201,608
10-May-06	Return of Previous Loan	2,713,130.00	3.43	791,000.	15,992,608
11-May-06	Return	178,500.00	3.57	50,000	16,042,608
11-May-06	Loan	106,590.00	3.74	(28,500)	16,014,108
11-May-06	Loan	392,700.00	3.93	(100,000)	15,914,108
11-May-06	Return	392,700.00	3.93	100,000	16,014,108
11-May-06	Return	28,994,312.00	2.89	10,027,745	26,041,853
11-May-06	Return	2,635,230.25	2.89	911,400	26,953,253
11-May-06	Return	76,177.06	2.89	26,346	26,979,599
11-May-06	Return	6,922.03	2.89	2,394	26,981,993
11-May-06	Loan	22,843,542.00	2.27	(10,054,091)	16,927,902
11-May-06	Loan	2,076,198.88	2.27	(913,794)	16,014,108
12-May-06	Return of Previous Loan	3,467,115.00	3.75	924,564	16,938,672
12-May-06	Return	1,250,111.88	2.91	430,000	17,368,672
12-May-06	Return	583,440.00	3.74	156,000	17,524,672
12-May-06	Return	205,700.00	3.74	55,000	17,579,672
12-May-06	Return	665,720.00	3.74	178,000	17,757,672
12-May-06	Return	18,700.00	3.74	5,000	17,762,672
12-May-06	Return	348,149.13	3.74	93,088	17,855,760
12-May-06	Return	106,590.00	3.74	28,500	17,884,260
12-May-06	Loan	0.00	0.00	(2,901)	17,881,359
12-May-06	Return of Previous Loan	422,816.88	2.91	145,436	18,026,795
12-May-06	Return	78,540.00	3.74	21,000	18,047,795
12-May-06	Return	411,400.00	3.74	110,000	18,157,795
15-May-06	Return	185,130.00	3.74	49,500	18,207,295
15-May-06	Return	147,730.00	3.74	39,500	18,246,795
15-May-06	Return	438,000.00	2.92	150,000	18,396,795
15-May-06	Loan	16,450.00	3.29	(5,000)	18,391,795
15-May-06	Loan	2,860,000.00	2.20	(1,300,000)	17,091,795
16-May-06	Loan	808,793.88	3.29	(245,834)	16,845,961
17-May-06	Loan	252,369.31	3.29	(76,708)	16,769,253
17-May-06	Loan	47,880.00	3.19	(15,000)	16,754,253
18-May-06	Loan	530,802.00	3.29	(161,338)	16,592,915
18-May-06	Return	46,935.00	3.13	15,000	16,607,915
19-May-06	Return	16,450.00	3.29	5,000	16,612,915
19-May-06	Return	808,793.88	3.29	245,834	16,858,749
19-May-06	Return	252,369.31	3.29	76,708	16,935,457
19-May-06	Return	530,802.00	3.29	161,338	17,096,795

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
19-May-06	Loan	15,239,520.00	3.04	(5,013,000)	12,083,795
19-May-06	Return	533,871.25	2.32	230,000	12,313,795
19-May-06	Return	46,423.58	2.32	20,000	12,333,795
22-May-06	Return	0.00	0.00	2,901	12,336,696
22-May-06	Return	14,023,520.00	3.04	4,613,000	16,949,696
22-May-06	Loan	1,639,000.00	2.98	(550,000)	16,399,696
22-May-06	Loan	96,342.28	2.80	(34,365)	16,365,331
23-May-06	Return	1,639,000.00	2.98	550,000	16,915,331
23-May-06	Loan	2,630.00	2.63	(1,000)	16,914,331
23-May-06	Return	15,382.50	3.08	5,000	16,919,331
24-May-06	Return	364,800.00	3.04	120,000	17,039,331
24-May-06	Loan	93,450.00	2.67	(35,000)	17,004,331
25-May-06	Return of Previous Loan	295,930.00	2.93	101,000	17,105,331
25-May-06	Return	161,150.00	2.93	55,000	17,160,331
25-May-06	Return	851,200.00	3.04	280,000	17,440,331
25-May-06	Return	2,630.00	2.63	1,000	17,441,331
25-May-06	Return	93,450.00	2.67	35,000	17,476,331
25-May-06	Loan	879,000.00	2.93	(300,000)	17,176,331
25-May-06	Loan	513,240.00	3.29	(156,000)	17,020,331
26-May-06	Return	879,000.00	2.93	300,000	17,320,331
26-May-06	Loan	1,103.33	2.22	(498)	17,319,833
29-May-06	Return	80,959.78	2.76	29,365	17,349,198
29-May-06	Loan	58,600.00	2.93	(20,000)	17,329,198
29-May-06	Loan	114,000.00	2.28	(50,000)	17,279,198
29-May-06	Return	3,809,000.00	2.93	1,300,000	18,579,198
29-May-06	Return	2,860,000.00	2.20	1,300,000	19,879,198
29-May-06	Loan	41,653.76	2.27	(18,333)	19,860,865
30-May-06	Return of Previous Loan	5,860,000.00	2.93	2,000,000	21,860,865
30-May-06	Return	4,398,205.50	2.93	1,501,094	23,361,959
30-May-06	Loan	114,000.00	2.28	(50,000)	23,311,959
30-May-06	Loan	10,538,293.00	3.01	(3,501,094)	19,810,865
31-May-06	Return	58,600.00	2.93	20,000	19,830,865
31-May-06	Return of Previous Loan	728,289.56	2.93	248,563	20,079,428
31-May-06	Return	68,342.38	2.46	27,784	20,107,212
31-May-06	Return	1,103.33	2.22	498	20,107,710
1-Jun-06	Loan	31,800.00	3.00	(10,600)	20,097,110
1-Jun-06	Loan	228,000.00	2.28	(100,000)	19,997,110
1-Jun-06	Loan	32,550.00	3.26	(10,000)	19,987,110
1-Jun-06	Loan	209,029.92	2.27	(92,000)	19,895,110
1-Jun-06	Loan	18,176.52	2.27	(8,000)	19,887,110
2-Jun-06	Loan	205,250.48	2.98	(68,876)	19,818,234
2-Jun-06	Loan	312,900.00	3.13	(100,000)	19,718,234
2-Jun-06	Return	312,900.00	3.13	100,000	19,818,234
5-Jun-06	Loan	310,000.00	3.10	(100,000)	19,718,234
5-Jun-06	Loan	306,000.00	3.06	(100,000)	19,618,234
5-Jun-06	Loan	334,950.00	3.35	(100,000)	19,518,234
5-Jun-06	Loan	79,899.89	2.08	(38,374)	19,479,860
6-Jun-06	Return	31,800.00	3.00	10,600	19,490,460
6-Jun-06	Return	205,250.48	2.98	68,876	19,559,336
6-Jun-06	Return	310,000.00	3.10	100,000	19,659,336
6-Jun-06	Loan	153,000.00	3.06	(50,000)	19,609,336
6-Jun-06	Loan	301,000.00	3.01	(100,000)	19,509,336
6-Jun-06	Return	317,100.00	3.17	100,000	19,609,336
7-Jun-06	Return	127,600.00	3.19	40,000	19,649,336
7-Jun-06	Return	32,550.00	3.26	10,000	19,659,336
7-Jun-06	Loan	117,424.44	3.06	(38,374)	19,620,962
8-Jun-06	Return	114,000.00	2.28	50,000	19,670,962
8-Jun-06	Return	114,000.00	2.28	50,000	19,720,962
8-Jun-06	Return	228,000.00	2.28	100,000	19,820,962
8-Jun-06	Loan	0.00	0.00	(10,000)	19,810,962
8-Jun-06	Return	148,374.89	2.27	65,304	19,876,266
8-Jun-06	Return	22,320,968.00	2.27	9,824,091	29,700,357
8-Jun-06	Return	2,030,757.50	2.27	893,794	30,594,151
8-Jun-06	Return	41,653.76	2.27	18,333	30,612,484
8-Jun-06	Return	209,029.92	2.27	92,000	30,704,484
8-Jun-06	Return	18,176.52	2.27	8,000	30,712,484

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
8-Jun-06	Loan	22,051,532.00	2.22	(9,916,091)	20,796,393
8-Jun-06	Loan	2,005,421.13	2.22	(901,794)	19,894,599
8-Jun-06	Loan	406,000.00	2.03	(200,000)	19,694,599
8-Jun-06	Loan	174,143.61	2.08	(83,637)	19,610,962
9-Jun-06	Return	30,600.00	3.06	10,000	19,620,962
9-Jun-06	Return	27,825.00	2.78	10,000	19,630,962
13-Jun-06	Return	306,000.00	3.06	100,000	19,730,962
13-Jun-06	Return	117,424.44	3.06	38,374	19,769,336
13-Jun-06	Loan	537,210.88	2.70	(198,967)	19,570,369
13-Jun-06	Return	406,000.00	2.03	200,000	19,770,369
13-Jun-06	Loan	416,505.75	3.01	(138,374)	19,631,995
14-Jun-06	Return	486,000.00	2.70	180,000	19,811,995
14-Jun-06	Loan	42,800.00	2.14	(20,000)	19,791,995
15-Jun-06	Return	183,803.81	2.89	63,655	19,855,650
15-Jun-06	Return	51,210.90	2.70	18,967	19,874,617
15-Jun-06	Loan	100,941.75	2.68	(37,700)	19,836,917
15-Jun-06	Loan	196,935.31	3.07	(64,232)	19,772,685
16-Jun-06	Loan	13,750.00	2.75	(5,000)	19,767,685
16-Jun-06	Loan	0.00	0.00	(65,252)	19,702,433
16-Jun-06	Return of Previous Loan	459,000.00	2.55	180,000	19,882,433
16-Jun-06	Loan	171,297.09	2.20	(77,989)	19,804,444
19-Jun-06	Return	5,315,931.00	3.21	1,654,507	21,458,951
19-Jun-06	Loan	296,534.75	2.92	(101,553)	21,357,398
19-Jun-06	Loan	171,200.00	2.14	(80,000)	21,277,398
19-Jun-06	Loan	233,187.11	2.99	(77,989)	21,199,409
20-Jun-06	Return	248,200.00	2.92	85,000	21,284,409
20-Jun-06	Loan	14,100.00	2.82	(5,000)	21,279,409
20-Jun-06	Loan	239,200.00	2.99	(80,000)	21,199,409
20-Jun-06	Return	79,899.89	2.08	38,374	21,237,783
20-Jun-06	Return	174,143.61	2.08	83,637	21,321,420
20-Jun-06	Loan	267,988.19	2.20	(122,011)	21,199,409
21-Jun-06	Return	13,750.00	2.75	5,000	21,204,409
21-Jun-06	Return	48,334.76	2.92	16,553	21,220,962
21-Jun-06	Return	14,100.00	2.82	5,000	21,225,962
21-Jun-06	Return	190,190.95	2.96	64,232	21,290,194
21-Jun-06	Loan	611,548.56	2.22	(275,000)	21,015,194
21-Jun-06	Loan	55,595.32	2.22	(25,000)	20,990,194
22-Jun-06	Return	42,800.00	2.14	20,000	21,010,194
22-Jun-06	Return	171,200.00	2.14	80,000	21,090,194
22-Jun-06	Return	0.00	0.00	32,435	21,122,629
22-Jun-06	Loan	14,450.00	2.89	(5,000)	21,117,629
22-Jun-06	Loan	242,000.00	2.42	(100,000)	21,017,629
23-Jun-06	Return	14,450.00	2.89	5,000	21,022,629
23-Jun-06	Loan	903,000.00	3.01	(300,000)	20,722,629
26-Jun-06	Return	100,941.75	2.68	37,700	20,760,329
27-Jun-06	Return	233,187.11	2.99	77,989	20,838,318
27-Jun-06	Return	239,200.00	2.99	80,000	20,918,318
27-Jun-06	Loan	1,660,173.00	3.00	(553,391)	20,364,927
27-Jun-06	Return	171,297.09	2.20	77,989	20,442,916
27-Jun-06	Return	267,988.19	2.20	122,011	20,564,927
27-Jun-06	Loan	474,562.69	2.37	(200,000)	20,364,927
27-Jun-06	Loan	475,546.88	3.01	(157,989)	20,206,938
28-Jun-06	Return	0.00	0.00	32,817	20,239,755
28-Jun-06	Return	580,173.00	3.00	193,391	20,433,146
28-Jun-06	Loan	522,480.00	3.11	(168,000)	20,265,146
29-Jun-06	Return	1,080,000.00	3.00	360,000	20,625,146
29-Jun-06	Return	522,480.00	3.11	168,000	20,793,146
29-Jun-06	Loan	318,150.00	3.03	(105,000)	20,688,146
29-Jun-06	Loan	34,042.05	3.18	(10,700)	20,677,446
29-Jun-06	Return	1,779,050.38	2.22	800,000	21,477,446
29-Jun-06	Return	22,051,532.00	2.22	9,916,091	31,393,537
29-Jun-06	Return	2,005,421.13	2.22	901,794	32,295,331
29-Jun-06	Return	611,548.56	2.22	275,000	32,570,331
29-Jun-06	Return	55,595.32	2.22	25,000	32,595,331
29-Jun-06	Loan	26,657,340.00	2.62	(10,191,091)	22,404,240
29-Jun-06	Loan	2,424,260.75	2.62	(926,794)	21,477,446

Oxiana Ltd

Trade Date	Transaction	Loan Value/ Consideration (AU$)	Price (AU$)	No of Shares	No of Shares Balance
30-Jun-06	Return	318,150.00	3.03	105,000	21,582,446
30-Jun-06	Loan	2,632,000.00	3.29	(800,000)	20,782,446
3-Jul-06	Return	685,887.13	3.24	211,980	20,994,426
3-Jul-06	Loan	0.00	0.00	(61,943)	20,932,483
4-Jul-06	Return	301,000.00	3.01	100,000	21,032,483
4-Jul-06	Return	903,000.00	3.01	300,000	21,332,483
4-Jul-06	Return	34,042.05	3.18	10,700	21,343,183
4-Jul-06	Return of Previous Loan	1,902,563.88	2.99	636,309	21,979,492
4-Jul-06	Return of Previous Loan	19,182,252.00	3.01	6,372,841	28,352,333
4-Jul-06	Return of Previous Loan	301,000.00	3.01	100,000	28,452,333
4-Jul-06	Return	11,761,780.00	3.01	3,907,568	32,359,901
4-Jul-06	Return	23,297.40	3.01	7,740	32,367,641
4-Jul-06	Return	756,112.00	3.01	251,200	32,618,841
4-Jul-06	Return	10,538,293.00	3.01	3,501,094	36,119,935
4-Jul-06	Return	416,505.75	3.01	138,374	36,258,309
4-Jul-06	Return	242,000.00	2.42	100,000	36,358,309
4-Jul-06	Return	475,546.88	3.01	157,989	36,516,298
4-Jul-06	Loan	34,539,392.00	3.18	(10,861,444)	25,654,854
4-Jul-06	Loan	15,700,615.00	3.48	(4,511,671)	21,143,183
5-Jul-06	Return	685,887.13	3.24	211,980	21,355,163
5-Jul-06	Loan	723,381.75	3.41	(211,980)	21,143,183
5-Jul-06	Return	474,562.69	2.37	200,000	21,343,183
5-Jul-06	Loan	669,953.56	2.62	(256,123)	21,087,060
5-Jul-06	Loan	66,259.55	2.62	(25,331)	21,061,729
6-Jul-06	Return of Previous Loan	85,928.54	3.47	24,799	21,086,528
6-Jul-06	Loan	206,700.00	3.18	(65,000)	21,021,528
6-Jul-06	Loan	979,459.94	3.48	(281,454)	20,740,074
7-Jul-06	Return of Previous Loan	122,724.42	3.55	34,580	20,774,654
7-Jul-06	Return	113,750.00	3.25	35,000	20,809,654
10-Jul-06	Return of Previous Loan	76,677.05	3.51	21,864	20,831,518
10-Jul-06	Return	0.00	0.00	60,918	20,892,436
10-Jul-06	Return	95,400.00	3.18	30,000	20,922,436
10-Jul-06	Loan	357,389.97	2.48	(143,931)	20,778,505
11-Jul-06	Loan	676,000.00	3.38	(200,000)	20,578,505
12-Jul-06	Return	676,000.00	3.38	200,000	20,778,505
12-Jul-06	Loan	167,000.00	3.34	(50,000)	20,728,505
12-Jul-06	Return	178,299.42	3.18	56,069	20,784,574
13-Jul-06	Return	167,000.00	3.34	50,000	20,834,574
13-Jul-06	Loan	0.00	0.00	(2,328)	20,832,246
13-Jul-06	Return	26,657,340.00	2.62	10,191,091	31,023,337
13-Jul-06	Return	2,424,260.75	2.62	926,794	31,950,131
13-Jul-06	Return	669,953.56	2.62	256,123	32,206,254
13-Jul-06	Return	66,259.55	2.62	25,331	32,231,585
13-Jul-06	Loan	25,941,108.00	2.48	(10,447,214)	21,784,371
13-Jul-06	Loan	2,364,188.00	2.48	(952,125)	20,832,246
14-Jul-06	Loan	517,500.00	3.45	(150,000)	20,682,246
				brought forward	56,793,045
16-Feb-06	Return of Previous C.Receive	992,250.00	1.98	(500,000)	56,293,045
16-Feb-06	Return of Previous C.Receive	595,350.00	1.98	(300,000)	55,993,045
21-Feb-06	Return of Previous C.Receive	18,500.00	1.85	(10,000)	55,983,045
27-Feb-06	Collateral Receive	0.00	0.00	40,000	56,023,045
28-Feb-06	Return	0.00	0.00	(40,000)	55,983,045
7-Mar-06	Return of Previous C.Receive	1,364,160.00	2.13	(640,000)	55,343,045
7-Mar-06	Return of Previous C.Receive	106,575.00	2.13	(50,000)	55,293,045
7-Mar-06	Return of Previous C.Receive	490,245.00	2.13	(230,000)	55,063,045
7-Mar-06	Return of Previous C.Receive	418,950.00	2.09	(200,000)	54,863,045
7-Mar-06	Return of Previous C.Receive	852,600.00	2.13	(400,000)	54,463,045
15-Mar-06	Return of Previous C.Receive	321,600.00	2.01	(160,000)	54,303,045
17-Mar-06	Collateral Receive	0.00	0.00	15,000	54,318,045
20-Mar-06	Return	0.00	0.00	(15,000)	54,303,045
22-Mar-06	Return of Previous C.Receive	1,304,100.00	2.17	(600,000)	53,703,045
22-Mar-06	Return of Previous C.Receive	289,800.00	2.07	(140,000)	53,563,045
29-Mar-06	Return of Previous C.Receive	743,400.00	2.48	(300,000)	53,263,045
29-Mar-06	Return of Previous C.Receive	496,926.31	2.36	(210,562)	53,052,483
5-Apr-06	Return of Previous C.Receive	3,780,000.00	2.10	(1,800,000)	51,252,483

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
10-Apr-06	Return of Previous C.Receive	54,015.00	2.77	(19,500)	51,232,983
10-Apr-06	Return of Previous C.Receive	167,585.00	2.77	(60,500)	51,172,483
10-Apr-06	Return of Previous C.Receive	132,843.66	2.77	(47,958)	51,124,525
10-Apr-06	Return of Previous C.Receive	167,585.00	2.77	(60,500)	51,064,025
11-Apr-06	Return of Previous C.Receive	1,250,655.00	2.91	(430,000)	50,634,025
11-Apr-06	Return of Previous C.Receive	436,275.00	2.91	(150,000)	50,484,025
11-Apr-06	Return of Previous C.Receive	1,191,100.00	2.77	(430,000)	50,054,025
13-Apr-06	Return of Previous C.Receive	3,635,625.00	2.91	(1,250,000)	48,804,025
25-Apr-06	Return of Previous C.Receive	10,842,526.00	3.25	(3,336,162)	45,467,863
25-Apr-06	Return of Previous C.Receive	1,353,761.50	3.25	(416,542)	45,051,321
25-Apr-06	Return of Previous C.Receive	473,515.25	3.25	(145,697)	44,905,624
25-Apr-06	Return of Previous C.Receive	29,792.75	3.25	(9,167)	44,896,457
28-Apr-06	Return of Previous C.Receive	170,625.00	3.41	(50,000)	44,846,457
2-May-06	Return of Previous C.Receive	1,466,300.00	3.41	(430,000)	44,416,457
2-May-06	Return of Previous C.Receive	3,291,332.00	3.41	(965,200)	43,451,257
2-May-06	Return of Previous C.Receive	531,960.00	3.41	(156,000)	43,295,257
9-May-06	Return of Previous C.Receive	194,700.00	3.54	(55,000)	43,240,257
9-May-06	Return of Previous C.Receive	194,700.00	3.54	(55,000)	43,185,257
10-May-06	Return of Previous C.Receive	557,550.00	3.72	(150,000)	43,035,257
10-May-06	Return of Previous C.Receive	1,115,100.00	3.72	(300,000)	42,735,257
10-May-06	Return of Previous C.Receive	1,174,572.00	3.72	(316,000)	42,419,257
10-May-06	Return of Previous C.Receive	74,340.00	3.72	(20,000)	42,399,257
10-May-06	Return of Previous C.Receive	152,397.00	3.72	(41,000)	42,358,257
10-May-06	Return of Previous C.Receive	1,133,685.00	3.72	(305,000)	42,053,257
10-May-06	Return of Previous C.Receive	315,945.00	3.72	(85,000)	41,968,257
10-May-06	Return of Previous C.Receive	118,944.00	3.72	(32,000)	41,936,257
10-May-06	Return of Previous C.Receive	2,800,140.00	3.54	(791,000)	41,145,257
11-May-06	Return of Previous C.Receive	371,700.00	3.72	(100,000)	41,045,257
11-May-06	Collateral Receive	0.00	0.00	900,000	41,945,257
12-May-06	Return of Previous C.Receive	552,240.00	3.54	(156,000)	41,789,257
12-May-06	Return of Previous C.Receive	194,700.00	3.54	(55,000)	41,734,257
12-May-06	Return of Previous C.Receive	342,563.84	3.68	(93,088)	41,641,169
12-May-06	Return of Previous C.Receive	74,340.00	3.54	(21,000)	41,620,169
12-May-06	Return of Previous C.Receive	389,400.00	3.54	(110,000)	41,510,169
15-May-06	Return of Previous C.Receive	3,717,000.00	3.72	(1,000,000)	40,510,169
15-May-06	Return of Previous C.Receive	2,601,900.00	3.72	(700,000)	39,810,169
15-May-06	Return of Previous C.Receive	3,717,000.00	3.72	(1,000,000)	38,810,169
16-May-06	Return of Previous C.Receive	256,620.00	3.95	(65,000)	38,745,169
16-May-06	Return of Previous C.Receive	82,908.00	3.95	(21,000)	38,724,169
16-May-06	Return of Previous C.Receive	98,700.00	3.95	(25,000)	38,699,169
16-May-06	Return of Previous C.Receive	19,740.00	3.95	(5,000)	38,694,169
16-May-06	Return of Previous C.Receive	1,626,576.00	3.95	(412,000)	38,282,169
16-May-06	Return of Previous C.Receive	78,960.00	3.95	(20,000)	38,262,169
22-May-06	Return of Previous C.Receive	1,579,200.00	3.95	(400,000)	37,862,169
22-May-06	Return of Previous C.Receive	1,184,400.00	3.95	(300,000)	37,562,169
22-May-06	Return of Previous C.Receive	1,322,580.00	3.95	(335,000)	37,227,169
22-May-06	Return of Previous C.Receive	4,935,000.00	3.95	(1,250,000)	35,977,169
23-May-06	Return of Previous C.Receive	719,670.00	3.13	(230,000)	35,747,169
23-May-06	Return of Previous C.Receive	10,951,500.00	3.13	(3,500,000)	32,247,169
23-May-06	Return of Previous C.Receive	794,766.00	3.13	(254,000)	31,993,169
24-May-06	Return of Previous C.Receive	2,972,550.00	3.13	(950,000)	31,043,169
24-May-06	Return of Previous C.Receive	219,030.00	3.13	(70,000)	30,973,169
26-May-06	Return of Previous C.Receive	1,470,630.00	3.13	(470,000)	30,503,169
29-May-06	Return of Previous C.Receive	0.00	0.00	(800,000)	29,703,169
29-May-06	Return of Previous C.Receive	3,809,000.00	2.93	(1,300,000)	28,403,169
30-May-06	Return of Previous C.Receive	5,860,000.00	2.93	(2,000,000)	26,403,169
30-May-06	Return of Previous C.Receive	4,398,205.50	2.93	(1,501,094)	24,902,075
31-May-06	Collateral Receive	0.00	0.00	20,596	24,922,671
31-May-06	Return of Previous C.Receive	728,289.56	2.93	(248,563)	24,674,108
1-Jun-06	Return	0.00	0.00	(20,596)	24,653,512
2-Jun-06	Return of Previous C.Receive	922,950.00	3.08	(300,000)	24,353,512
2-Jun-06	Return of Previous C.Receive	3,076,500.00	15.38	(200,000)	24,153,512
5-Jun-06	Return of Previous C.Receive	310,000.00	3.10	(100,000)	24,053,512
6-Jun-06	Return of Previous C.Receive	2,115,750.00	3.26	(650,000)	23,403,512
6-Jun-06	Return of Previous C.Receive	1,454,985.00	3.26	(447,000)	22,956,512
6-Jun-06	Return of Previous C.Receive	319,000.00	3.19	(100,000)	22,856,512

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
7-Jun-06	Return of Previous C.Receive	115,889.48	3.02	(38,374)	22,818,138
8-Jun-06	Collateral Receive	0.00	0.00	490,000	23,308,138
8-Jun-06	Collateral Receive	0.00	0.00	850,000	24,158,138
13-Jun-06	Return of Previous C.Receive	270,000.00	2.70	(100,000)	24,058,138
13-Jun-06	Return of Previous C.Receive	103,609.80	2.70	(38,374)	24,019,764
13-Jun-06	Return	0.00	0.00	(500,000)	23,519,764
13-Jun-06	Collateral Receive	0.00	0.00	353,500	23,873,264
14-Jun-06	Return of Previous C.Receive	708,750.00	2.84	(250,000)	23,623,264
14-Jun-06	Return of Previous C.Receive	2,835,000.00	2.84	(1,000,000)	22,623,264
16-Jun-06	Return of Previous C.Receive	486,000.00	2.70	(180,000)	22,443,264
19-Jun-06	Return	0.00	0.00	(269,700)	22,173,564
19-Jun-06	Return of Previous C.Receive	61,320.00	3.07	(20,000)	22,153,564
19-Jun-06	Return of Previous C.Receive	4,599,000.00	3.07	(1,500,000)	20,653,564
20-Jun-06	Return of Previous C.Receive	227,727.88	2.92	(77,989)	20,575,575
20-Jun-06	Return of Previous C.Receive	225,600.00	2.82	(80,000)	20,495,575
26-Jun-06	Return of Previous C.Receive	897,000.00	2.99	(300,000)	20,195,575
27-Jun-06	Return of Previous C.Receive	226,947.98	2.91	(77,989)	20,117,586
27-Jun-06	Return of Previous C.Receive	232,800.00	2.91	(80,000)	20,037,586
30-Jun-06	Return of Previous C.Receive	1,527,750.00	3.06	(500,000)	19,537,586
30-Jun-06	Return	0.00	0.00	(3,000)	19,534,586
30-Jun-06	Return of Previous C.Receive	167,172.75	2.25	(74,299)	19,460,287
3-Jul-06	Return of Previous C.Receive	360,000.00	2.25	(160,000)	19,300,287
4-Jul-06	Return of Previous C.Receive	316,000.00	3.16	(100,000)	19,200,287
4-Jul-06	Return of Previous C.Receive	948,000.00	3.16	(300,000)	18,900,287
4-Jul-06	Return of Previous C.Receive	2,010,736.50	3.16	(636,309)	18,263,978
4-Jul-06	Return of Previous C.Receive	20,138,178.00	3.16	(6,372,841)	11,891,137
4-Jul-06	Return of Previous C.Receive	316,000.00	3.16	(100,000)	11,791,137
4-Jul-06	Return of Previous C.Receive	12,347,915.00	3.16	(3,907,568)	7,883,569
4-Jul-06	Return of Previous C.Receive	24,458.40	3.16	(7,740)	7,875,829
4-Jul-06	Return of Previous C.Receive	793,792.00	3.16	(251,200)	7,624,629
4-Jul-06	Return of Previous C.Receive	11,063,457.00	3.16	(3,501,094)	4,123,535
4-Jul-06	Return of Previous C.Receive	437,261.84	3.16	(138,374)	3,985,161
4-Jul-06	Return of Previous C.Receive	499,245.25	3.16	(157,989)	3,827,172
7-Jul-06	Return of Previous C.Receive	914,725.50	3.25	(281,454)	3,545,718
10-Jul-06	Return	0.00	0.00	(100,000)	3,445,718
10-Jul-06	Return of Previous C.Receive	866,250.00	3.46	(250,000)	3,195,718
10-Jul-06	Return of Previous C.Receive	280,665.00	3.46	(81,000)	3,114,718
11-Jul-06	Return	0.00	0.00	(350,000)	2,764,718
12-Jul-06	Return of Previous C.Receive	185,027.70	3.30	(56,069)	2,708,649
14-Jul-06	Return	0.00	0.00	(1,900)	2,706,749
17-Jul-06	Return of Previous C.Receive	1,195,425.00	3.46	(345,000)	2,361,749
17-Jul-06	Return of Previous C.Receive	1,233,540.00	3.46	(356,000)	2,005,749
17-Jul-06	Return of Previous C.Receive	362,250.00	3.62	(100,000)	1,905,749

Merrill Lynch International

				brought forward	272,280
29-Jun-06	Buy	201,338.87	3.04	66,339	338,619
3-Jul-06	Sell	33,254.26	3.24	(10,270)	328,349

Merrill Lynch Equities (Australia) Ltd

				brought forward	0
18-Apr-06	Buy	2.86	2.86	1	1
19-Apr-06	Sell	2.94	2.94	(1)	0
20-Apr-06	Sell	6.44	3.22	(2)	-2
21-Apr-06	Buy	6.26	3.13	2	0
13-Jun-06	Buy	2.60	2.60	1	1
14-Jun-06	Sell	2.45	2.45	(1)	0

Merrill Lynch Equities (Australia) Ltd

				brought forward	0
13-Mar-06	Buy	217,345.32	2.01	108,132	108,132
13-Mar-06	Sell	217,345.32	2.01	(108,132)	0
14-Mar-06	Buy	5,107,592.28	2.07	2,470,300	2,470,300
14-Mar-06	Sell	5,107,592.28	2.07	(2,470,300)	0

Oxiana Ltd

Trade Date	Transaction	Loan Value/ Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
1-May-06	Buy	213,247.76	3.41	62,536	62,536
1-May-06	Sell	213,247.76	3.41	(62,536)	0
23-May-06	Buy	108,062.96	2.63	41,048	41,048
23-May-06	Sell	108,062.96	2.63	(41,048)	0
20-Jun-06	Sell	570,266.04	2.82	(202,222)	-202,222
20-Jun-06	Buy	570,266.04	2.82	202,222	0

Merrill Lynch Equities (Australia) Ltd

				brought forward	0
29-Mar-06	Buy	493,000.00	2.47	200,000	200,000
30-Mar-06	Sell	986,000.00	2.47	(400,000)	-200,000
30-Mar-06	Buy	511,755.60	2.56	200,000	0
23-May-06	Buy	3,620,768.94	2.64	1,369,157	1,369,157
23-May-06	Sell	3,653,815.87	2.67	(1,369,157)	0
2-Jun-06	Sell	1,859,645.88	2.94	(632,853)	-632,853
2-Jun-06	Buy	1,860,614.94	2.94	632,853	0
14-Jun-06	Buy	1,496,081.13	2.58	579,409	579,409
14-Jun-06	Sell	1,481,433.37	2.56	(579,409)	0

Merrill Lynch Equities (Australia) Ltd

				brought forward	0
17-Mar-06	Sell	1,050,000.00	2.10	(500,000)	-500,000
17-Mar-06	Buy	1,050,000.00	2.10	500,000	0
20-Mar-06	Sell	1,374,349.33	2.15	(637,949)	-637,949
20-Mar-06	Buy	1,378,349.33	2.16	637,949	0
27-Mar-06	Buy	340,200.00	2.43	140,000	140,000
27-Mar-06	Sell	340,200.00	2.43	(140,000)	0
28-Mar-06	Buy	465,421.33	2.53	183,961	183,961
28-Mar-06	Sell	465,421.33	2.53	(183,961)	0
20-Apr-06	Buy	1,112,000.00	3.18	350,000	350,000
20-Apr-06	Sell	1,112,500.00	3.18	(350,000)	0
21-Apr-06	Buy	545,640.38	3.13	174,326	174,326
21-Apr-06	Sell	558,619.43	3.20	(174,326)	0
3-May-06	Buy	161,100.00	3.58	45,000	45,000
3-May-06	Sell	161,999.76	3.60	(45,000)	0
4-May-06	Buy	240,483.15	3.44	70,000	70,000
4-May-06	Sell	239,400.00	3.42	(70,000)	0
4-May-06	Sell	51,300.00	3.42	(15,000)	-15,000
4-May-06	Buy	51,300.00	3.42	15,000	0
18-May-06	Sell	4,377,666.14	3.02	(1,449,329)	-1,449,329
18-May-06	Buy	4,363,437.70	3.01	1,449,329	0
19-May-06	Buy	609,703.77	3.05	200,000	200,000
19-May-06	Sell	612,815.08	3.06	(200,000)	0

Merrill Lynch Equities (Australia) Ltd

				brought forward	0
15-Feb-06	Buy	46,750.00	1.87	25,000	25,000
15-Feb-06	Sell	46,750.00	1.87	(25,000)	0
7-Jun-06	Buy	1,188,500.00	2.97	400,000	400,000
7-Jun-06	Sell	1,188,520.00	2.97	(400,000)	0
13-Jun-06	Buy	259,000.00	2.59	100,000	100,000
13-Jun-06	Sell	260,000.00	2.60	(100,000)	0
20-Jun-06	Buy	3,751,583.55	2.78	1,350,825	1,350,825
20-Jun-06	Sell	3,761,314.89	2.78	(1,350,825)	0
23-Jun-06	Buy	1,171,931.93	2.93	400,000	400,000
23-Jun-06	Sell	1,171,920.00	2.93	(400,000)	0
12-Jul-06	Buy	171,500.00	3.43	50,000	50,000
12-Jul-06	Sell	171,500.00	3.43	(50,000)	0
20-Jul-06	Buy	586,521.00	3.20	183,105	183,105
20-Jul-06	Sell	586,521.94	3.20	(183,105)	0

Merrill Lynch Equities (Australia) Ltd

				brought forward	-49,588
16-Feb-06	Buy	89,506.34	1.81	49,588	0

Merrill Lynch Australia Futures Ltd

Oxiana Ltd

Trade Date	Transaction	Loan Value/ Consideration (AUS$)	Price (AUS$)	No.of Shares	No.of Shares Balance
				brought forward	-1,195,594
15-Feb-06	Sell	1,608.56	1.89	(852)	-1,196,446
15-Feb-06	Buy	194,542.02	1.88	103,590	-1,092,856
16-Feb-06	Sell	213,277.68	1.79	(118,955)	-1,211,811
16-Feb-06	Buy	27,733.83	1.81	15,365	-1,196,446
20-Feb-06	Buy	341,195.73	1.93	176,934	-1,019,512
21-Feb-06	Buy	96,495.02	1.96	49,275	-970,237
24-Feb-06	Sell	52,321.92	1.92	(27,251)	-997,488
6-Mar-06	Buy	85,788.63	2.00	42,948	-954,540
6-Mar-06	Buy	198,515.05	2.01	99,010	-855,530
8-Mar-06	Buy	200,482.35	2.08	96,618	-758,912
8-Mar-06	Sell	77,336.70	2.10	(36,827)	-795,739
9-Mar-06	Buy	86,536.35	2.03	42,734	-753,005
9-Mar-06	Sell	43,375.01	2.03	(21,367)	-774,372
13-Mar-06	Buy	74,758.80	2.03	36,827	-737,545
13-Mar-06	Sell	217,345.32	2.01	(108,132)	-845,677
13-Mar-06	Buy	196,211.34	2.03	96,613	-749,064
14-Mar-06	Sell	5,107,592.28	2.07	(2,470,300)	-3,219,364
14-Mar-06	Buy	23,393.94	2.03	11,519	-3,207,845
14-Mar-06	Buy	5,106,357.13	2.07	2,470,300	-737,545
16-Mar-06	Buy	39,326.00	2.12	18,550	-718,995
17-Mar-06	Buy	27,884.97	2.07	13,471	-705,524
20-Mar-06	Sell	1,105,356.93	2.21	(500,000)	-1,205,524
20-Mar-06	Buy	220,000.00	2.20	100,000	-1,105,524
21-Mar-06	Sell	460,000.00	2.30	(200,000)	-1,305,524
23-Mar-06	Buy	699,000.00	2.33	300,000	-1,005,524
24-Mar-06	Sell	611,615.51	2.41	(253,633)	-1,259,157
27-Mar-06	Sell	94,360.58	2.43	(38,854)	-1,298,011
28-Mar-06	Buy	318,103.96	2.51	126,861	-1,171,150
28-Mar-06	Sell	317,152.50	2.50	(126,861)	-1,298,011
29-Mar-06	Sell	537,536.10	2.46	(218,178)	-1,516,189
30-Mar-06	Sell	159,435.80	2.58	(61,741)	-1,577,930
30-Mar-06	Buy	516,000.00	2.58	200,000	-1,377,930
31-Mar-06	Sell	243,451.08	2.70	(90,153)	-1,468,083
5-Apr-06	Sell	50,620.16	2.79	(18,176)	-1,486,259
11-Apr-06	Sell	103,432.82	2.85	(36,356)	-1,522,615
12-Apr-06	Sell	175,924.32	2.77	(63,609)	-1,586,224
13-Apr-06	Sell	125,596.16	2.76	(45,440)	-1,631,664
19-Apr-06	Sell	70,128.01	3.07	(22,843)	-1,654,507
1-May-06	Buy	213,247.76	3.41	62,536	-1,591,971
1-May-06	Sell	223,078.42	3.57	(62,536)	-1,654,507
2-May-06	Buy	22,487.83	3.51	6,413	-1,648,094
4-May-06	Buy	62,828.50	3.50	17,951	-1,630,143
4-May-06	Sell	61,392.42	3.42	(17,951)	-1,648,094
4-May-06	Sell	21,932.46	3.42	(6,413)	-1,654,507
8-May-06	Buy	78,612.16	3.68	21,362	-1,633,145
15-May-06	Sell	76,262.34	3.57	(21,362)	-1,654,507
18-May-06	Sell	120,289.52	3.02	(39,779)	-1,694,286
19-May-06	Sell	54,081.04	2.98	(18,148)	-1,712,434
22-May-06	Buy	25,845.62	2.57	10,042	-1,702,392
22-May-06	Sell	108,062.96	2.63	(41,048)	-1,743,440
23-May-06	Buy	109,351.87	2.66	41,048	-1,702,392
23-May-06	Buy	6,606.56	2.63	2,512	-1,699,880
15-Jun-06	Buy	4,528,431.88	2.66	1,702,418	2,538
29-Jun-06	Sell	150,500.00	3.01	(50,000)	-47,462
30-Jun-06	Buy	158,500.00	3.17	50,000	2,538
6-Jul-06	Buy	57,748.80	3.18	18,160	20,698
10-Jul-06	Buy	200,307.75	3.27	61,350	82,048
10-Jul-06	Sell	8,476.92	3.34	(2,538)	79,510
12-Jul-06	Buy	97,958.52	3.48	28,149	107,659
12-Jul-06	Sell	213,498.00	3.48	(61,350)	46,309
13-Jul-06	Sell	75,607.36	3.49	(21,664)	24,645

Merrill Lynch Australia Futures Ltd

				brought forward	-277,194
17-Mar-06	Buy	3,227.13	2.07	1,559	-275,635

Oxiana Ltd

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
15-Jun-06	Buy	169,322.30	2.66	63,655	-211,980

Merrill Lynch Investment Managers Group, Australia

				brought forward	709,000
16-Feb-06	Pur of Ord Shares	237,110.00	1.81	131,000	840,000
15-Mar-06	Sale of Ord Shares	25,560.00	2.13	(12,000)	828,000
5-Apr-06	Pur of Ord Shares	453,140.00	2.78	163,000	991,000
20-Apr-06	Pur of Ord Shares	41,600.00	3.20	13,000	1,004,000
20-Apr-06	Pur of Ord Shares	768,000.00	3.20	240,000	1,244,000
5-May-06	Pur of Ord Shares	127,800.00	3.55	36,000	1,280,000
2-Jun-06	Sale of Ord Shares	475,410.00	2.99	(159,000)	1,121,000
14-Jun-06	Pur of Ord Shares	231,140.00	2.54	91,000	1,212,000
6-Jul-06	Sale of Ord Shares	19,200.00	3.20	(6,000)	1,206,000
7-Jul-06	Adjustment	997.15	3.30	302	1,206,302
11-Jul-06	Pur of Ord Shares	468,418.30	3.34	140,245	1,346,547

Merrill Lynch Investment Managers Group, Europe

				brought forward	123,009,510
15-Feb-06	Purchase	6,621,360.00	1.88	3,525,000	126,534,510
2-Mar-06	Purchase	19,615,000.00	1.96	10,000,000	136,534,510
22-Mar-06	Sale	-450,000.00	2.25	(200,000)	136,334,510
30-Mar-06	Sale	-128,700.00	2.57	(50,000)	136,284,510
6-Apr-06	Purchase	185,081.00	2.85	65,000	136,349,510
7-Apr-06	Purchase	2,663,866.00	2.83	940,000	137,289,510
21-Apr-06	Sale	-3,311,141.00	3.21	(1,030,000)	136,259,510
17-May-06	Sale	-4,935.00	3.29	(1,500)	136,258,010
30-May-06	Purchase	7,980,750.00	3.19	2,500,000	138,758,010
15-Jun-06	Sale	-1,080,440.00	2.70	(400,000)	138,358,010
16-Jun-06	Purchase	44,384.00	2.92	15,200	138,373,210
7-Jul-06	Purchase	19,012,644.00	3.27	5,810,000	144,183,210
10-Jul-06	Purchase	5,288,499.00	3.33	1,590,000	145,773,210
12-Jul-06	Purchase	10,392,600.00	3.46	3,000,000	148,773,210


000000146
20050608
16:21:55
0014
00002187

OXIANA LIMITED

SECOND QUARTER REPORT 2006

Owen Hegarty – Managing Director – July 20 2006



Production and Costs

Sepon Gold

- 40,000 for quarter
- 170,000 for 2006
- Production to increase in H2
- Cash cost US$340/oz



Ounces
60000
50000
40000
30000
20000
10000
0
Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06

Sepon Copper

- 15,995t for quarter
- 60,000t for 2006
- Over nameplate capacity
- Direct cash cost US60c/lb



Tonnes
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06

Golden Grove

- 31,300t Zinc
- 1,400t Copper
- 8,400oz Gold
- 445,800oz Silver
- Milled head grades slightly lower
- 2006 production on schedule
- Cash cost US42c/lb
- Cash cost for the half year US39c/lb



Tonnes
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06

Oxiana LIMITED

Markets

Gold

- Commodity and Currency
- Holding over US$600



Gold Spot Price 1986 - 2006
700
650
600
550
500
450
400
350
300
250
200
Jun-86
Jun-88
Jun-90
Jun-92
Jun-94
Jun-96
Jun-98
Jun-00
Jun-02
Jun-04
Jun-06

Copper

- Strong overall demand
- Subdued supply
- Regional demand strength



LME Copper Spot Price 1986 - 2006
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
-
Jun-86
Jun-88
Jun-90
Jun-92
Jun-94
Jun-96
Jun-98
Jun-00
Jun-02
Jun-04
Jun-06

Zinc

- Concentrates and metal shortage remains
- Strong performance to continue



LME Zinc Spot Price 1986 to 2006
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
-
Jun-86
Jun-88
Jun-90
Jun-92
Jun-94
Jun-96
Jun-98
Jun-00
Jun-02
Jun-04
Jun-06



Oxiana Ltd Share Price
4
3.5
3
2.5
2
1.5
1
0.5
0
Jun-03
Aug-03
Oct-03
Nov-03
Jan-04
Mar-04
Apr-04
Jun-04
Aug-04
Sep-04
Nov-04
Jan-05
Feb-05
Apr-05
Jun-05
Jul-05
Sep-05
Nov-05
Dec-05
Feb-06
Apr-06
May-06

Oxiana LIMITED

Thengkham Area continues to grow

Gold

- PhaVat North – high grade results
- Metallurgical and mining studies continue

Copper

- Thengkham South drilling to establish Reserve
- Thengkham North new Resource estimate underway
- Expansion - Contracts for mine planning and geotechnical evaluation let
- Met testing of combined Khanong and Thengkham ores continues


PVT038
28m@1.67% Cu
TKN191
16.5m@2.2% Cu
PVT039
6m@4.76% Cu
PVT048
23m@1.09% Cu
PVT034
11m@1.59g/t Au
TKN201
14.8m@5.4% Cu
PHB007
8m@2.7% Cu
Thengkham North
PVN193
6m@6.08g/t Au
PVN195
22m@2.46g/t Au
Inc 5m@6.36g/t Au
TKW167
60.9m@3.9% Cu
PVN238
13m@3.65g/t Au
TSW023
32m@1.3% Cu
Pha Vat North
PVN246
8m@5.93g/t Au
PVN227
7m@4.49g/t Au
Thengkham South
PVN242
25.9m@4.34g/t Au
TKM240
12m@6.0% Cu
PVN243
19m@2.66g/t Au
500m
TSW020
11m@2.5% Cu
TKM227
22m@10.4% Cu,
13m@2.0% Cu
1875000mN
1874000mN
596000mE
597000mE
598000mE
599000mE
Resource
Significant copper intersection received during Q2
Significant gold intersection received during Q2

Oxiana LIMITED

Prominent Hill – Australia's next major copper-gold mine







Bankable Feasibility Study
- Remains on track
- Engineering and design nearing completion
- Costs being prepared

Permitting and Approvals
- Offer of mining lease from PIRSA
- Woomera Agreement signed
- Native Title Production Agreement signed

Development Preparation
- $33m in pre-commitments
- Mining contract signed with Thiess
- Village acquired and moving to site
- Pre-employment training program launched

Exploration
- First of the regional targets tested on Oxiana's tenements
- Minor copper and IOCG systems intersected at Neptune and Caliban

Oxiana LIMITED

Regional exploration

China Minmetals HoA

- Jointly pursuing mineral exploration and development opportunities in China and elsewhere
- Current focus on China (outside Yunnan and Sichuan)

Rexing JV – earning up to 80%

- **Target:** Polymetallic VHMS deposits
- Drilling commenced
- Results awaited

Thai Goldfields JV – earning 75%

- **Target:** epithermal gold
- Geochemical sampling underway



SICHUAN
CHINA
Kunming
YUNNAN
VIETNAM
Hanoi
MYANMAR
LAOS
Vientiane
Rangoon
Sepon
THAILAND
Bangkok
CAMBODIA
Phnom Penh
Oxiana's explorations

Sichuan Yangtze Jiang Minerals JV – earning 85%

- **Target:** gold and base metals
- Surface geochemical sampling
- Rock-chips up to 19% zinc

YJLM JV - earning 85%

- **Target:** Sediment hosted gold
- Tangshan project – drilling continues
- Source of anomalies not yet found

LAOS

- **Target:** gold and copper
- Targets identified for dry season

CAMBODIA

- **Target:** Intrusive-related gold
- Drilling commenced at Okvau

Corporate

- Dividend paid
- Oxiana Philippines Inc divested



Summary

- Steady Production Quarter
- On track to meet targets
- Right metals, right time
- Prominent Hill – on track
- Half yearly results Aug 25

Oxiana LIMITED

Quarterly Report

for the three months ending 30 June 2006

Highlights

	June Qtr	Half year
Gold produced at Sepon	39,274oz	79,895oz
Gold produced at Golden Grove	8,400oz	27,100oz
Silver produced at Sepon	52,699oz	97,346oz
Silver produced at Golden Grove	445,800oz	1,181,100oz
Average received gold price	US$638/oz	US$596/oz
Copper produced at Sepon	15,995t	30,051t
Copper produced at Golden Grove	1,400t	4,300t
Average LME Cash Copper Price	US$3.30/lb	US$2.78/lb
Zinc produced at Golden Grove	31,300t	71,700t
Average LME Cash Zinc Price	US$1.49/lb	US$1.26/lb

- **Oxiana was the best performer on the ASX for the 05/06 Financial Year with a share price increase of 255%**
- **Group production for the quarter: 47,674oz gold, 498,499oz silver, 17,395t copper and 31,300t zinc**
- **Gold price up 28%, copper price up 45%, zinc price up 47% on the previous quarter**
- **Sepon copper plant performs above nameplate capacity**
- **Prominent Hill Mining Lease offered and $33million in pre-commitments approved**

Sepon Gold

- Production impacted by lower grades, anticipated to increase in the second half
- Drilling at Pha Vat North continues to confirm high gold grades and potenial to be the next Sepon gold source

Sepon Copper

- Sepon copper plant produced marginally above nameplate capacity of 60,000t/a for the quarter
- Potential extensions to the Thengkham North and South systems were identified at Pha Bing and Thengkham Southwest

Golden Grove

- Production of zinc, copper and HPM concentrates on target
- Good progress on development of the Amity and Hougoumont orebodies
- The operation continues to perform at very competitive cash costs

Prominent Hill

- Mining Lease offered by the South Australian Government
- Native Title and Woomera Access Agreements signed
- Pre-commitments for major equipment and detailed engineering made
- Mining contract signed with Thiess
- Prominent Hill resource confirmed at a higher confidence after detailed drilling

Corporate

- Oxiana Phillippines Inc was divested to newly listed Royalco Resources Limited
- An exploration and development Heads of Agreement signed with China Minmetals Non Ferrous Metals Co Ltd
- The Annual General Meeting was held on 20th April 2006

Owen L. Hegarty
Managing Director
20 July 2006

Sepon

Safety

There were 3 lost time injuries this quarter bringing the rolling LTIFR for the year to 0.97, an improvement on the previous quarter.

Environment

There were no reportable environmental incidents.

Sepon - Gold

Mining and Production

Ore mined during the quarter increased with development work to access new ore completed in the previous quarter.

Mill throughput was improved but this was offset by lower grades.

Gold production is expected to increase in the second half of the year with grades higher in the third quarter and throughput increasing at the end of the wet season in the fourth quarter. Forecast production for the year remains at 170,000 oz.

Quarterly Gold Production Statistics

Table 1

	Units	Jun Qtr	Half Yr 2006
Ore mined	t	637,548	1,060,654
Grade	g/t	2.43	2.40
Strip ratio	w/o	3.4	4.8
Ore milled	t	726,486	1,412,584
Gold grade	g/t	2.19	2.21
Silver grade	g/t	7.29	7.75
Gold recovery	%	83.0	83.2
Silver recovery	%	26.8	27.0
Production			
Gold*	oz	39,274	79,895
Silver	oz	52,699	97,346
Gold Sold		41,113	85,261

* Production reported is gold poured.

Costs

Total cash costs for the quarter were in line with the first quarter at US$340/oz.

Higher than planned waste movements due to increased civil works contributed to costs during the quarter.

Total Production Costs were higher due to accelerated depreciation in line with the end 2005 Reserves and Resources Statement. An adjustment was also made to the first quarter figures to reflect this.

The average gold price received in the June quarter was US $638/oz.

Quarterly Gold Costs

Table 2

All in US$ / oz	Jun Qtr 2006	Half Year 2006
Operating (1)	326	329
Refining & Transport	4	4
By-product Credit (2)	(17)	(14)
Royalties	27	25
Total Cash Cost	340	344
Depreciation, depletion & amortization (3)	150	150
Rehabilitation (4)	11	7
Total Production Cost	501	502

1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/(losses). Exploration and resource drilling expenditures are not included in mine site cash costs.
(2) Revenue from silver at spot price.
(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.
(4) Provision for final site reclamation in addition to ongoing rehabilitation.

Primary Gold Ore Feasibility Study

A 50,000 metre drilling campaign, to upgrade primary gold resources for subsequent estimation of mining reserves, has now commenced.

Mine planning for the Feasibility Study will be undertaken by Australian Mining Consultants and geotechnical evaluation by Golder Associates.

The Khanong Development Group (KDG) - a joint venture between contractors Ausenco and Bateman Engineering - who were the EPCM contractors for the Sepon copper project and Sepon gold expansion, has been appointed to assess the two preferred process route options, Pressure Oxidation and Roasting.

A pilot plant campaign will be undertaken for both options.

Sepon Gold Exploration

In the near mine environment, resource development drilling returned further encouraging gold intercepts and extended the known mineralisation at the **Nam Kok West** and **Nalou** deposits.

An extensive surface and drilling exploration program continued to identify and test new and existing gold and copper targets across the Sepon district.

Infill drilling was completed at **Pha Vat North** and an updated resource estimate is being prepared. Good results continue, including:

Pha Vat North Resource drilling results

Table 3

Hole	From (m)	Interval (m)*	g/t Au**
PVN193	25	6	6.08
PVN195	135	22	2.46
Including	151	5	6.36
PVN199	96	5	3.84
PVN227	33	7	4.49
PVN228	12	14	1.51
PVN237	69	4	7.84
PVN238	103	13	3.65
PVN242	45.1	25.9	4.34
PVN243	26	19	2.66
PVN243	29	5	3.67
PVN246	19	8	5.93

*Down hole intercept; ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.

Metallurgical and mining studies to asses the potential of the Pha Vat North resource for mining continue.

The Pha Vat North resource remains open with recent step-out drilling returning 11m at 2.47g/t


Din Daeng
5 Km
Kenkeuk
Discovery Colluvial
Discovery Main
Houay Bang
Houay Payee
Luang
Discovery East
Discovery West
Thengkham North
Khanong East
Khanong
Ban Mai
Pha Bing
Thengkham East
Khanong South
Phu Xo
Nam Pa North
Gold and Copper Plants
Pha Vat North
Nalou
Namkok East
Thengkham South
Pha Vat
Namkok West
Vang Ngang East
Vang Ngang
Houay Seun
Houay Yeng
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect
See attached plan (Fig 5) for
Copper and gold exploration results from the
Thengkham area Q2 2006
2 km

Figure 2 - Sepon project location map. Exploration of near mine prospects continues to confirm the potential for further gold and copper Resources.

Au (from 18m) 100m along strike from the edge of the known resource.

At **Phu Xo**, 20km east of the Sepon mine, scout drilling continued to test several targets with most holes intersecting quartz and/or carbonate veining (up to 10m thick), breccias and sulphide mineralisation, with visible gold noted in some holes. Initial results include 3m at 2.9g/t Au, 1.2m at 4.73g/t Au and 1.3m at 9.12g/t Au. Drilling is continuing to test numerous targets identified in the area.

Systematic soil geochemical coverage has been extended across the **Phu Xo, Phu Xo South** and **Houay Payee** prospects. Anomalous results from new zones, include rock chips to 13.5ppm Au. Data assessment and drill target definition is in progress.

Drilling will shortly commence testing a recently discovered jasperoid occurrence close to the Sepon mine, including an area west of the existing Vang Ngang pit.

Sepon - Copper

Mining and Production

The copper operation reached its nameplate production rate of 60,000t/a in the first half of 2006. Production of 15,995t of cathodes for the June quarter was an increase on previous quarters.

Copper mining rates increased as planned in preparation for the wet season.

The production forecast for 2006 remains at 60,000t.

Quarterly Copper Production Statistics Table 4

	Units	Jun Qtr 2006	Half Yr 2006
Ore mined	t	828,264	1,227,159
Grade	%	3.98	3.88
Strip ratio	w/o	2.5	2.9
Ore milled	t	339,653	637,957
Grade	%	5.37	5.30
Recovery	%	89.0	89.0
Production (stripped)	t	15,995	30,051
Cathode Sold	t	15,741	29,812

Quarterly Copper Costs

Table 5

All in USc / lb	Jun Qtr 2006	Half Yr 2006
Direct Cash Cost	60	61
Less market premium	(4)	(4)
Royalties	14	12
Total cash cost	70	69
Depreciation, depletion & amortization	14	15
Rehabilitation	1	1
Total Production Cost	85	85

Costs

Costs remained steady in spite of increased mining activity. Costs are predicted to remain steady for the remainder of 2006.

Copper Plant Expansion Study

Drilling at Thengkham North and South is ongoing and a revised resource estimate will be produced at the end of the year. Contracts for mine planning and geotechnical evaluation works were awarded during the quarter. Metallurgical testwork to determine a preferred treatment route for combined Thengkham and Khanong ores is ongoing.

The KDG has been appointed to complete the Definitive Feasibility Study for the copper plant expansion.

Infrastructure Studies

Significant progress was achieved on the new tailings storage facility with completion of the preliminary design and geotechnical drilling by Knight Piesold. Detailed design is on track for completion with earthworks to commence in September.

Design commenced on the Western Haul Road which will improve access to the Thengkham copper resource, the Pha Vat North gold resource and the new tailings facility.

Oxiana
LIMITED

Sepon Copper Exploration

Infill drilling was completed at Thengkham North as part of the copper expansion BFS and an updated resource model is being prepared. Recent infill drill results reported some exceptional grades with better intercepts as follows:

Thengkham North drilling highlights

Table 6

Hole	From (m)	Interval (m)*	Cu (%)**	Au (g/t)***
TKN191	36	16.5	2.2	0.27
TKN195	30	11.0	1.4	0.33
TKN209	28	10.0	1.7	0.63
TKW167	40.5	60.9	3.9	0.37
Including	85	15.5	9.8	0.43
TKW168	30	12.0	1.1	0.06
TKN200	48	13.0	2.2	0.15
TKN201	31.2	14.8	5.4	0.95
TKN203	48.9	10.2	3.7	0.14
TKN208	33.7	5.7	7.5	0.61

*Down hole intercept; ** intercepts are weighted averages calculated using a 0.5% copper cut-off grade; maximum internal waste is 2 metres* *** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.

Infill drilling also commenced at the Thengkham South copper deposit to upgrade confidence in the resource and establish an initial ore reserve. Further impressive intersections confirm continuity of the high grade zones and provide encouragement for additional robust high grade copper reserves for inclusion in the Sepon copper expansion project.

Thengkham South drilling highlights

Table 7

Hole	From (m)	Interval (m)*	Cu (%)***	Au (g/t)**
TKM226	19	5	8.6	0.01
TKM227	26	22	10.4	0.02
TKM227	54	13	2.0	0.00
TKM240	31	12	6.0	0.06
Including	40	3	10.9	0.06

*Down hole intercept; ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste. *** intercepts are weighted averages calculated using a 0.5% copper cut-off grade; maximum internal waste is 2 metres*



14,000
12,000
10,000
8,000
4,000
2,000
0

Figure 3. Quarterly copper production at Sepon

The potential for additional copper resources in the Thengkham system was again highlighted in wide-spaced drilling at the Pha Bing prospect and along strike (300-500m) from the Thengkham South resource. Significant results include:

Thengkham South-West and Pha Bing drilling highlights

Table 8

Hole	From (m)	Interval (m)*	Cu (%)**	Au (g/t)***
TSW017	66	5	1.1	0.25
TSW020	109	11	2.5	0.01
TSW021	66	6	1.3	0.03
TSW023	9	32	1.3	0.41
PHB007	35	8	2.7	0.01
PHB008	42	6	1.7	0.05
PHB009	58	5	1.4	0.08
PVT038	15	28	1.7	0.26
PVT039	9	6	4.8	0.12
TKW170	46	6	1.7	0.01

*Down hole intercept; ** Intercepts are weighted averages calculated using a 0.5% copper cut-off grade; maximum internal waste is 2 metres* *** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.

TSW-Thengkham South West, PHB-PhaBing, PVT Pha Vat-Thengkham, TKW Thengkham West

Drill testing of other targets in the Pha Vat - Thengkham corridor also returned a number of significant gold and copper intersections which require follow-up including 28m at 1.67% copper and 6 m at 4.76% copper.

Additional copper targets characterised by anomalous Cu, ferruginous soil and gossan float were identified at Nam Pa North, east of the Sepon plant. Assay results from initial sampling are pending.

Government of Laos

The Government of Laos option to acquire 10% equity in Oxiana's Lao operating company LXML is now expected to be exercised in the second half of 2006.

Golden Grove

Safety

One lost time injury was reported during the quarter. The twelve month rolling average LTIFR is 2.23.

Environmental

Five Level 3 reportable incidents occurred during the quarter. Three were related to elevated naturally occurring cadmium levels in mine water discharged to Lake Wownaminya. Two were related to tailings dam overflows which were contained within bunding. Corrective actions have been implemented to prevent uncontrolled tailings release and to improve the quality of the water prior to discharge.

Mining and Production

The operation continued to perform well with mining rates up on the previous quarter.

Tonnes milled were lower than scheduled due to an unplanned mill shut-down.

Zinc concentrate produced was lower due to lower milled head grades, an increase in the copper in the upper part of the Hougoumont zinc orebody which was mined during the quarter and increased recovery of precious metals to the High Precious Metal (HPM) Concentrate.



Gossan Hill
Scuddles
Georgette drilling
Underground exploration drilling Q2 2006
Dacite Intrusion
Zinc in GG6
Copper in GG6
Zinc in Hanging Wall
Exploration target
Oxide Gold
Oxide Copper
Copper in GG4
Drill Holes

Figure 4. Golden Grove Long Section

Extensive areas prospective for economic mineralisation remain to be tested.

Good progress was made on development of the Amity and Hougoumont orebodies.

Quarterly Golden Grove Production Statistics

Table 9

	Unit	Jun Qtr 2006	Half Yr 2006
Mined Zn Ore	t	278,100	433,100
Mined Cu Ore	t	68,000	179,200
Grade Zn	%	14.4	16.2
Grade Cu	%	3.7	3.3
Milled Zn Ore	t	243,500	472,600
Grade Zn	%	14.4	16.5
Recovery Zn	%	89.0	91.0
Milled Cu Ore	t	45,900	159,900
Grade Cu	%	3.3	3.1
Recovery Cu	%	89.5	88.5
Zn Concentrate	t	60,400	133,000
Zn Grade	%	51.8	53.2
Cu Concentrate	t	7,300	21,500
Cu Grade	%	18.5	20.1
HPM Concentrate	t	8,700	16,100
Cu Grade	%	7.8	6.6
Pb Grade	%	33.1	37.7
Au Grade	g/t	28.5	49.3
Ag Grade	g/t	1,500	2,200
Contained metal in concentrates*			
Zn	t	31,300	71,700
Cu	t	1,400	4,300
Au**	ozs	8,400	27,100
Ag**	ozs	445,800	1,181,100
Pb	t	2,900	6,100

* Where there is payable content **Half year figures reflect changes made to first quarter figures due to reconciliation.

Zinc and copper production for 2006 remain in line with previous guidance of 130,000t to 140,000t of zinc and 10,000 to 12,500t of copper.

Costs

Increased operating costs were due to accelerated operating development to bring on additional zinc stopes. A higher zinc price resulted in increased price participation in the realization charges. Realization charges have been calculated to align with tonnes produced each quarter.

Golden Grove Quarterly Costs

Table 10

All USc / lb *	Jun Qtr 2006	Half Year 2006
Operating costs	33	30
Realization	42	41
By-product credits (net)	(41)	(38)
Royalties	8	6
Total Cash Cost	42	39
Depreciation & Amortisation	9	8
Rehabilitation	0	0
Total Production Cost	51	47

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken as credits.

Golden Grove Exploration

Underground drilling during the quarter targeted an area below the Hougoumont ore body identified in the metal vectoring study. Intersections included 4.5m at 12% zinc. This will be followed up in the third quarter.

Surface drilling to test depth potential at the Georgette Prospect intersected apparent low grade zinc mineralisation, results are pending.

Marketing

LME prices strengthened further during the quarter with LME copper and zinc prices closing at record levels in May of US$3.99/lb and US$1.81/lb respectively. The average cash settlement price for copper was $3.26/lb up 45% on the previous quarter while Zinc averaged $1.49/lb, an increase of 47% from the previous quarter average. LME stocks continued to fall with copper down 24% to 121,925 tonnes and zinc down 22% to 285,100 tonnes over the quarter.

Copper demand remained firm, while supply disruptions kept the market evenly balanced during the quarter. Notably strong buying in Europe attracted metal with spot premiums reaching US$200/t above the LME price. The majority of Sepon cathode is sold to consumers under term contracts and all sales are at premiums negotiated above the LME price.

Zinc demand is expected to continue to exceed supply with LME stocks expected to continue to fall, adding further impetus to zinc prices. All of Golden Grove zinc is sold to smelters in Asia under long-term contracts of supply.

Prominent Hill

Bankable Feasibility Study

The Bankable Feasibility Study (BFS) remains on track to be submitted to the Board for a decision to mine at the end of August 2006. A resultant decision to proceed with the project would then see construction commence in early September.

The engineering and design phase of the BFS is nearing completion with work on detailed engineering studies advanced and final capital and operating cost estimates now being prepared.

Permitting and Approvals

The offer of the Mining Lease was made by Primary Industries and Resources SA (PIRSA) and Oxiana proposes to accept.

An agreement has been reached with the Commonwealth Government of Australia for permission to mine within the Woomera restricted area.

A production agreement has also been reached with the Antakirinja native title claimant group.

Other final regulatory and administrative consents are on track.

Development Preparation

In order to continue to maintain the project schedule the Oxiana Board approved pre-commitments of $33 million for further detailed design and engineering, order of long lead items for the plant, including the primary crusher and primary grinding mills and some early site works.

A mining contract has been signed with Thiess Pty Ltd and the first of the mining fleet of trucks are due to arrive on site shortly.

A site accommodation village for the construction workforce has been acquired and is being moved to site.

A pre-employment training program has commenced in areas local to Prominent Hill.

Prominent Hill Resource

Infill drilling as a part of the Prominent Hill BFS returned further excellent results and continued to confirm the very high quality nature of the resource.

Recent highlights include:

Prominent Hill Resource Drilling Results

Table 11

Hole	From (m)	Interval (m)*	Cu (%)	Au (g/t)**
PH06D221	239	32	5.36	1.00
Including	242	20	8.25	1.36
PH06D222	273	81	2.18	0.56
PH06D224	235	112	1.39	0.43
PH06D240	130	51	1.69	0.47
PH06D242	144.6	80.7	1.40	0.18
PH06D248	185.4	124.6	1.80	0.53
Including	199.3	67.8	2.59	0.59
PH06D254	134	98	2.09	0.65
Including	161	48	3.48	0.81
PH06D257	117.4	110.6	1.88	0.56
PH06D221	239	32	5.36	1.00

* Down hole intercept; weighted averages of approximate 1 metre sample intervals; 0.5% Cu lower Cut-off for copper intervals and 0.5g/t Au lower cutoff for gold only intervals, max 2m internal waste; ** Fire assay

Re-estimation of the Prominent Hill resource has seen a significant amount of material upgraded to the Measured and Indicated categories (JORC 2004) and is now available for subsequent conversion to an Ore Reserve. The robust characteristics of the deposit were confirmed with overall tonnes and grade similar to the Pre-Feasibility Study estimates (see ASX release 12/07/06 for details).

The deposit still remains open to the west, to the east and at depth and drilling to test these potential extensions has begun.

Prominent Hill Regional Exploration

Testing of the first of the exploration targets on Oxiana's 3,800 square kilometres of tenements surrounding the Prominent Hill deposit has commenced. The first two of the targets, Neptune and Calaban, both intersected iron-oxide copper-gold (IOCG) alteration systems (with minor copper mineralisation), demonstrating the success of targeting techniques and the potential for more Prominent Hill style-deposits in the area.

Both targets require follow-up and systematic testing of other targets will continue.

Regional Exploration

Australia

Minotaur-Oxiana Generative Alliance

Work continued on target generation and definition. Geophysical modelling advanced a number of IOCG targets, in the Gawler Craton and Cloncurry district tenements which are subject to the Alliance, to drill ready stage.

A significant drilling campaign will commence shortly to systematically test at least 12 targets throughout these areas. Oxiana has elected to sole fund drilling on four high priority targets. Several other targets are currently being assessed with detailed ground geophysics.

Results received from drilling on the Streaky Bay Project have downgraded the potential for IOCG mineralisation and upgraded potential for paleo-channel uranium mineralisation which will be further pursued by Toro Energy Limited, in which Oxiana has a 25% interest.

Woolgar (Strategic Minerals Corp JV - Oxiana earning up to 70%)

Two drill rigs were secured for the 2006 drill program and an extensive drilling program comprising 10,000 – 13,000m of reverse circulation drilling and 5,000 – 6,000m of diamond drilling has commenced.

Additional to the planned drill programs, district scale surface exploration comprising extensive soil sampling, geological mapping and electrical geophysics is well advanced over priority structural targets. Detailed gradient array IP geophysics is also being extended to cover the Sandy Creek epithermal vein system.

Warroo (Queensland Gold and Minerals JV - Oxiana earning up to 80%)

Geological mapping and rock chip sampling is in progress at the Warroo gold project in South East Queensland. A number of previously unrecognised workings have been identified and alteration appears extensive.

Follow up geophysics and drilling are planned to cover priority targets in the second half.

Laos

Under the Lao regional gold exploration JV with AngloGold Ashanti, regional reconnaissance programs were completed prior to the onset of the wet season. A technical review has identified a suite of priority intrusive related gold targets to be advanced in the dry season.

Thailand

Thai Goldfields Joint Venture (Oxiana 50%, earning 75%)

In SE Thailand, two projects have been advanced to drill ready status. At **Kabin Buri**, a wide-spaced regional geochemical sampling program commenced testing for porphyry and epithermal gold systems beneath shallow cover. Results are pending. Additional tenement applications have been lodged covering further prospective areas.

At **Palitapan**, permitting is nearing completion in an area where drilling is planned to test a strong, coherent gold soil anomaly. Rigs are available for immediate mobilisation.

China

Rexing JV (Oxiana earning up to 80%)

Drilling with two rigs tested the main copper-zinc geochemical anomalies identified at the **Laoxuzhai** project in Yunnan, as well as testing anomalies defined by a ground geophysical survey.

Two holes to date have intersected moderate to intensely developed alteration, quartz-carbonate veining and small amounts of base metal sulphides. Assay results are awaited.

Further high tenor soil anomalies, some co-incident with geophysical targets, remain to be drilled later in the program.

Yunnan Jinlong Minerals Joint Venture (YJLM JV) (Oxiana earning up to 85%)

Two rigs have also been actively testing widespread surface gold anomalies at the Tangshan gold project in south-eastern Yunnan. Although minor veining and alteration have been intersected, it is insufficient to adequately explain the source of the large gold anomaly. Drilling is continuing.

Sichuan Yangtze Jiang Minerals Joint Venture (Oxiana earning up to 85%)

Fieldwork recommenced in western Sichuan. Follow-up detailed stream sediment and rock sampling over previously identified geochemical anomalies has confirmed several areas of interest. Recent results highlight extensive zones of elevated base metals and gold in an area of known base metal occurrences with rock chips up to 19 % Zn and 1.4% Pb. Fieldwork aimed at identifying a significant mineralised system is continuing.

Several new joint venture opportunities and exploration initiatives were assessed and the terms of the Sichuan Yangtze JV were expanded to include regional project generation in Yunnan Province.

China Minmetals Heads of Agreement

Oxiana and China Minmetals Non-Ferrous Metals Co Ltd have signed a Heads of Agreement to jointly pursue mineral development opportunities. The agreement is an undertaking that both companies will jointly explore for and develop various mineral properties in China and in other countries.

The current focus of the agreement is on forming a joint venture for exploration in Chinese Provinces where Oxiana does not yet have operating joint ventures.

Cambodia

An initial drilling program commenced at the **Okvau** gold project in eastern Cambodia, following promising results of a recent program of geological mapping and rock chip sampling over existing workings. The first two holes of the program have intersected interesting alteration and veining and results are pending.

Negotiations to secure exploration licences covering the Okvau area are being progressed with the Cambodian government and a number of submissions and initiatives are being advanced in other areas of the country.

Project Generation - Exploration

New project generation activities continued to assess opportunities throughout Asia and Australia. Several project reviews and joint venture offers were assessed and some of these opportunities are being further advanced with detailed technical review and field assessment.

Corporate

Annual General Meeting

The Company's Annual General Meeting was held on 20 April 2006 with all seven resolutions passed by the requisite majorities. The 2005 Remuneration Report resolution (number 2) did attract an above average negative response by proxy holders, mainly Australian Institutional Shareholders. A detailed response was provided in a release to the Australian Stock Exchange on 20 June 2006. The main issue related to the valuation of options – errors were made in the valuation methodology and disclosure. The Company's half year accounts in 2006 will include the adjustment required of an additional $1,000,129 as an increase to expenses.

Dividend

On 28 April 2006 the Company paid a dividend of 1c per share on its 2005 full year result.

Oxiana Philippines Inc

The divestment of Oxiana's Philippines assets to Royalco Resources Limited was completed. Royalco listed on the Australian Stock Exchange on 29th June 2006. On listing, Oxiana received 10 million shares in Royalco at an issue price of $0.50, giving the Company a 17.7% interest. At 20 July 2006 shares were trading at $0.60.

Corporate Information

Board Members

Barry Cusack	Chairman
Owen Hegarty	Managing Director
Ronald Beevor	Non Executive Director
Peter Cassidy	Non Executive Director
Michael Eager	Non Executive Director
Brian Jamieson	Non Executive Director
David Forsyth	Company Secretary

Senior Management

Owen Hegarty	Managing Director
Peter Albert	EGM Asia
Peter Lester	EGM Corporate Development
Antony Manini	EGM Exploration & Resources
Stephen Mullen	GM Human Resources
John Nitschke	EGM Australia
Jeff Sells	Chief Financial Officer

Share Registry

Security Transfer Registrars
Level 1, 770 Canning Highway
Applecross, Perth, WA 6153
Tel: +61 (0)8 9315 2333
Fax: +61 (0)8 9315 2233
Email: registrar@securitytransfer.com.au

Issued Share Capital

At June 30, 2006

Ordinary shares 1,379,763,879

Unlisted options 23,671,400

Convertible bond (2012) 104,477,612

Share Price Activity for the June Quarter

High $3.76

Low $2.55

Last $3.09

Average daily volume 19 million shares

Registered & Principal Office

Oxiana Limited
ABN 40 005 482 824

Level 9, 31 Queen Street

Melbourne, Victoria, Australia 3000

Tel: +61 (0)3 8623 2200

Fax: +61 (0)3 8623 2222

Email: admin@oxiana.com.au

Website: www.oxiana.com.au

Investor enquires contact: Richard Hedstrom
Media enquiries contact: Natalie Quinn

Tel: +61 (0) 3 8623 2200

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2005). He has consented to the inclusion of the material in the form and context in which it appears.

Oxiana LIMITED

Figure 5 Significant copper and gold intersections from the Thengkham area Q2 2006



PVT038
28m@1.67% Cu
TKN191
16.5m@2.2% Cu
PVT048
23m@1.09% Cu
PVT039
6m@4.76% Cu
PVT034
11m@1.59g/t Au
TKN201
14.8m@5.4% Cu
1875000mN
PHB007
8m@2.7% Cu
Thengkham North
PVN193
6m@6.08g/t Au
PVN195
22m@2.46g/t Au
inc 5m@6.36g/t Au
TKW167
60.9m@3.9% Cu
PVN238
13m@3.65g/t Au
TSW023
32m@1.3% Cu
1874000mN
Pha Vat North
PVN246
8m@5.93g/t Au
Thengkham South
PVN242
25.9m@4.34g/t Au
PVN227
7m@4.49g/t Au
TKM240
12m@6.0% Cu
500m
PVN243
19m@2.66g/t Au
TKM227
22m@10.4% Cu,
13m@2.0% Cu
TSW020
11m@2.5% Cu
596000mE
597000mE
598000mE
599000mE
Resource
Significant copper intersection received during Q2
Significant gold intersection received during Q2